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Exhibit 99(a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

THE WISER OIL COMPANY
AT
$10.60 NET PER SHARE
BY

TWOCO ACQUISITION CORP.,
A WHOLLY OWNED SUBSIDIARY OF

FOREST OIL CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 25, 2004, UNLESS THE OFFER IS EXTENDED.

        THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 21, 2004 (THE "MERGER AGREEMENT"), BY AND AMONG FOREST OIL CORPORATION, A NEW YORK CORPORATION ("PARENT"), TWOCO ACQUISITION CORP., A DELAWARE CORPORATION ("PURCHASER"), AND THE WISER OIL COMPANY, A DELAWARE CORPORATION (THE "COMPANY"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF THE COMPANY (THE "SHARES"), THAT CONSTITUTES A MAJORITY OF THE VOTING POWER (DETERMINED ON A FULLY DILUTED BASIS BUT EXCLUDING THE COMPANY WARRANTS (AS DEFINED HEREIN)) OF ALL SECURITIES OF THE COMPANY ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS OR IN A MERGER, (2) SINCE DECEMBER 31, 2003, THERE HAVING BEEN NO EVENT, OCCURRENCE, DEVELOPMENT OR STATE OF CIRCUMSTANCES OR FACTS WHICH, INDIVIDUALLY OR IN THE AGGREGATE, HAD OR WOULD REASONABLY BE EXPECTED TO HAVE, A COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED HEREIN), (3) ANY APPLICABLE WAITING PERIOD UNDER THE COMPETITION ACT (CANADA) (THE "COMPETITION ACT") HAVING EXPIRED, AN ADVANCE RULING CERTIFICATE PURSUANT TO SECTION 102 OF THE COMPETITION ACT HAVING BEEN ISSUED BY THE COMMISSIONER OF COMPETITION APPOINTED UNDER THE COMPETITION ACT (THE "COMMISSIONER") OR A "NO ACTION" LETTER HAVING BEEN ISSUED BY THE COMMISSIONER INDICATING THAT THE COMMISSIONER WILL NOT MAKE AN APPLICATION FOR AN ORDER UNDER SECTION 92 OF THE COMPETITION ACT AND (4) THE INVESTMENT REVIEW DIVISION OF INDUSTRY CANADA SHALL HAVE CONFIRMED THAT THE INVESTMENT BY PARENT IN THE COMPANY'S CANADIAN BUSINESS IS NOT REVIEWABLE UNDER THE INVESTMENT CANADA ACT OR THE INVESTMENT HAS BEEN APPROVED BY THE INVESTMENT REVIEW DIVISION OF INDUSTRY CANADA. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE "SECTION 1—TERMS OF THE OFFER; EXPIRATION DATE" AND "SECTION 14—CONDITIONS OF THE OFFER," WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

        THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN), ARE ADVISABLE TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE HOLDERS OF SHARES, HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH

OF THE OFFER AND MERGER, AND HAS RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

IMPORTANT

        If you wish to tender all or any portion of your Shares, you should either:

        (1)   complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to Mellon Investor Services (the "Depositary") and either (i) deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or facsimile) or (ii) deliver such Shares pursuant to the procedure for book-entry transfer as set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase, or

        (2)   request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

        If you have Shares registered in the name of a banker, dealer, broker, trust company or other nominee, you must contact it if you desire to tender your Shares.

        If you wish to tender Shares and your certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined herein), your tender may be effected by following the procedure for guaranteed delivery set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

        Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc., the Information Agent, at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

The Information Agent for the Offer is:
Georgeson Shareholder Communications Inc.
17 State Street
10th Floor
New York, New York 10004

Banks and Brokers Call:
(212) 440-9800

All Others Call Toll Free:
(800) 733-8405

May 28, 2004

SUMMARY TERM SHEET

        TWOCO Acquisition Corp., which is referred to in this Offer to Purchase as "Purchaser," "we" or "us," is offering to purchase all of the outstanding shares of common stock, of The Wiser Oil Company, which is referred to in this Offer to Purchase as the "Company" or "Wiser," for $10.60 per share in cash. The following are some of the questions you, as a stockholder of Wiser, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal for our offer because the information in this Summary Term Sheet is not complete. Additional important information about our offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal for our offer. We have included references to the sections of this document where you will find a more complete discussion of the topics covered in this Summary Term Sheet.

  Q.    WHO IS OFFERING TO BUY MY SHARES?

        A.    We are called TWOCO Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer and merging with Wiser. We are a wholly owned subsidiary of Forest Oil Corporation, which is referred to in this offer to purchase as "Parent" or "Forest." Forest is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and liquids in North America and selected international locations. See "Section 8—Certain Information Concerning Purchaser and Parent."

  Q.    WHAT SHARES ARE YOU OFFERING TO PURCHASE?

        A.    We are offering to purchase all of the outstanding shares of common stock of Wiser. In this offer to purchase, "Share" means a share of common stock of Wiser. See "Section 1—Terms of the Offer; Expiration Date."

  Q.    HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

        A.    We are offering to pay $10.60 per Share, net to you, in cash (without interest) for each of your shares of common stock of Wiser. See "Section 1—Terms of the Offer; Expiration Date."

  Q.    DO I HAVE TO PAY ANY BROKERAGE OR SIMILAR FEES TO TENDER?

        A.    If you are a record owner of your Shares and you tender those Shares in the offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee and your broker tenders on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

  Q.    DO YOU HAVE THE FINANCIAL RESOURCES TO PAY FOR THE SHARES?

        A.    Yes. Forest, our parent company, and/or one or more of its subsidiaries will contribute sufficient funds to us to pay for all of the Shares that are accepted for payment by us in our offer. Our offer is not subject to any financing condition. See "Section 9—Financing of the Offer and the Merger."

  Q.    IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE
      OFFER?

        A.    We do not think our financial condition is relevant to your decision whether to tender Shares and accept the offer because:

  •
  the offer is being made for all outstanding Shares solely for cash;

  •
  the offer is not subject to any financing condition; and

  •
  if we consummate the offer, we will acquire all remaining Shares for the same cash price in the merger.

See "Section 9—Financing of the Offer and the Merger."

  Q.    HOW LONG DO I HAVE TO TENDER MY SHARES IN THE OFFER?

        A.    Unless we extend our offer, you will have until 12:00 midnight, New York City time, on June 25, 2004, the 20th business day of our offer, to tender your Shares in the offer. See "Section 1—Terms of the Offer; Expiration Date" and "Section 3—Procedures for Accepting the Offer and Tendering Shares."

  Q.    CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

        A.    Yes. We agreed with Wiser that we may extend the offer if at the time the offer is scheduled to expire (including at the end of an earlier extension) any of the offer conditions is not satisfied (or waived by us). In addition, we will extend the offer for up to ten business days from the initial expiration date if at any expiration of the offer prior to that time it is expected that any conditions not satisfied (or waived by us) can be reasonably satisfied within such period.

        In addition, at the request of Wiser, we will extend the offer (but are not obligated to do so beyond July 31, 2004) until all applicable waiting periods under the Competition Act (Canada) have expired or have been terminated, until the approval of the Investment Review Division of Industry Canada under the Investment Canada Act, if required, or until the condition regarding actions by governmental entities or third persons challenging the transactions contemplated by the Merger Agreement have been satisfied or waived.

        We may also extend the offer for any period required by the rules of the Securities and Exchange Commission or applicable law.

        We may also extend the offer for one or more periods not exceeding 20 business days, in the aggregate, if the number of Shares tendered and not withdrawn represents more than 50% but less than 90% of the number of Shares outstanding on a fully diluted basis at the time the offer is scheduled to expire. In this case, we will be deemed to have waived the conditions to the offer related to the accuracy of Wiser's representations and warranties contained in the Merger Agreement and the absence of a material adverse change of Wiser, as well as certain of Forest's rights to terminate the Merger Agreement, unless the inaccuracy in Wiser's representations and warranties or Forest's right to terminate results from any willful or intentional breach of any material obligation of Wiser.

        We may also extend the offer for up to two periods, not exceeding ten business days on each occasion, if among other events, there is a disruption in the banking or securities markets of the United States or there has been a commencement of war or armed hostilities or other national or international calamity involving the United States that has a material adverse effect on the banking or securities markets in the United States, in each case at the time the offer is scheduled to expire.

        We may also elect to provide one or more "subsequent offering periods," which are additional periods of time beginning after we have purchased Shares tendered during the offer, but not to exceed 20 business days, in the aggregate, during which stockholders may tender their Shares and receive the offer consideration. See "Section 1—Terms of the Offer; Expiration Date."

  Q.    HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

        A.    If we extend the offer, we will inform Mellon Investor Services (which is the depositary for our offer) of that fact and will make a public announcement of the extension, by not later than

9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See "Section 1—Terms of the Offer; Expiration Date."

  Q.    WHAT IS THE MOST SIGNIFICANT CONDITION TO THE OFFER?

        A.    We are not obligated to purchase any tendered Shares unless the number of Shares validly tendered and not properly withdrawn prior to the expiration of the offer constitutes a majority of voting power (determined on a fully diluted basis but excluding the Company Warrants (as defined herein)) of all securities of Wiser entitled to vote in the election of directors or in a merger.

        The offer is also subject to a number of other conditions. See "Section 14—Conditions of the Offer."

  Q.    HOW DO I TENDER MY SHARES?

        A.    To tender all or any portion of your Shares in our offer, you must either deliver the certificate or certificates representing your tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it) enclosed with this Offer to Purchase, properly completed and duly signed, together with any required signature guarantees and any other required documents, to Mellon Investor Services, or tender your shares using the book-entry procedure described in "Section 3—Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase, prior to the expiration of our offer.

        If your Shares are held in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your Shares in our offer, the broker, dealer, bank, trust company or other nominee that holds your Shares must tender them on your behalf through Mellon Investor Services.

        If you cannot deliver something that is required to be delivered to the depositary prior to the expiration of the offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of Securities Transfer Agent's Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. However, the depositary must receive the missing items within that three trading day period. See "Section 3—Procedures for Accepting the Offer and Tendering Shares."

  Q.    HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

        A.    To withdraw some or all of the Shares you previously tendered in our offer, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the Shares. You can withdraw Shares at any time until the offer has expired and, if we have not agreed to accept your Shares for payment by July 26, 2004, you can withdraw them at any time after such date until we accept Shares for payment. If we decide to provide a subsequent offering period, we will accept Shares tendered during that period immediately and thus you will not be able to withdraw Shares tendered in the offering during any subsequent offering period. See "Section 4—Withdrawal Rights."

  Q.    HAS WISER'S BOARD OF DIRECTORS APPROVED YOUR OFFER?

        A.    Yes. Our offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2004, by and among Forest, Wiser and us. Wiser's Board of Directors has unanimously:

  •
  determined that the Merger Agreement and the transactions contemplated by it, including our offer and the merger, are advisable to, and in the best interests of, Wiser and its stockholders;

  •
  approved and declared advisable the Merger Agreement and the transactions contemplated by it, including our offer and the merger; and

  •
  recommended that Wiser's stockholders accept our offer and tender their Shares pursuant to our offer.

        See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements."

        The factors considered by Wiser's Board of Directors in making the determinations and recommendation set forth above are described in Wiser's Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the Securities and Exchange Commission and is being mailed to you with this Offer to Purchase.

        On May 21, 2004, Petrie Parkman & Co., Inc. ("Petrie Parkman") rendered to Wiser's Board of Directors its oral opinion, subsequently confirmed in writing, that, as of May 21, 2004, and based upon and subject to the matters set forth therein, the $10.60 per Share price to be received by the holders of the Shares in the offer and the merger was fair, from a financial point of view, to such holders. Stockholders of Wiser are urged to, and should, carefully read Wiser's Solicitation/Recommendation Statement on Schedule 14D-9 and the opinion of Petrie Parkman, which is annexed thereto, in their entirety.

        In the event Wiser's Board of Directors withdraws or modifies in a manner adverse to Forest, its approval or recommendation of the Merger Agreement, the offer or the merger, and Forest elects to terminate the Merger Agreement, Wiser will be required to pay Forest a $11 million termination fee.

  Q.    HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES IN THE OFFER?

        A.    Yes. Certain stockholders owning approximately 41% of the issued and outstanding Shares as of May 21, 2004 have agreed to tender their Shares in the offer. See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements."

  Q.    WHAT ARE YOUR PLANS IF YOU SUCCESSFULLY COMPLETE YOUR OFFER BUT DO
      NOT ACQUIRE ALL OF THE OUTSTANDING SHARES IN YOUR OFFER?

        A.    If we successfully complete our offer, as soon as practicable following the completion of our offer, we intend to merge with and into Wiser. As a result of that merger, all of the outstanding Shares that are not tendered in our offer (other than Shares that are owned by Wiser or us, and Shares that are owned by any stockholder of Wiser who is entitled to and properly exercises appraisal rights under Delaware law in respect of their Shares) will be canceled and converted into the right to receive $10.60 per Share in cash.

        Our obligation to merge with Wiser following the successful completion of our offer is conditioned on the adoption of the Merger Agreement by the holders of a majority of Wiser's outstanding Shares under Delaware law (if required), there being no provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the merger illegal or otherwise restraining or prohibiting the consummation of the merger and all applicable consents and approvals of any governmental entities required in connection with the merger shall have been obtained where the failure to obtain such consents or approvals would make the merger illegal or have a material adverse effect on Wiser or a material adverse effect on Forest. If we successfully complete our offer, we will hold a sufficient number of Shares to ensure the requisite adoption of the Merger Agreement by Wiser's stockholders under Delaware law to consummate the merger. In addition, if we own at least 90% of the outstanding Shares, we will not be required to obtain stockholder approval to consummate the merger.

  Q.    IF YOU SUCCESSFULLY COMPLETE YOUR OFFER, WHAT WILL HAPPEN TO WISER'S
      BOARD OF DIRECTORS?

        A.    Effective upon the acceptance for payment pursuant to our offer of any Shares, Forest is entitled to designate a number of directors, rounded up to the next whole number, on Wiser's Board of Directors equal to the product of (i) the total number of directors (giving effect to the election of directors designated by Forest) and (ii) the percentage that the number of Shares beneficially owned by Forest and/or us (including Shares accepted for payment) bears to the total number of Shares outstanding. Wiser is required to take all action necessary to cause Forest's designees to be elected or appointed to Wiser's board of directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. In such event, Wiser will also use its commercially reasonable efforts to ensure that its Board of Directors has at least two members who were directors as of May 21, 2004 and who are not affiliates, stockholders or employees of Forest or any of its subsidiaries.

  Q.    FOLLOWING THE OFFER, WILL WISER CONTINUE AS A PUBLIC COMPANY?

        A.    If and when the merger takes place, Shares of Wiser will no longer be publicly owned. Even if the merger does not take place, there may be so few remaining stockholders and publicly held Shares that they will no longer be eligible to be traded on the New York Stock Exchange or any other securities exchange and there may not be an active public trading market (or, possibly, any public trading market) for them. As a result of the merger, the registration of the shares of common stock of Wiser under the Securities Exchange Act of 1934, as amended, will be terminated. Consequently, following the merger, Wiser will be relieved of the duty to file proxy and information statements, and its officers, directors and more than 10% stockholders will be relieved of the reporting requirements under, and the "short swing" profit liability provisions of, Section 16 of the Exchange Act. Even if Wiser's common stock will no longer be traded on the New York Stock Exchange, and Wiser is no longer required to make filings with the Securities and Exchange Commission in respect of its common stock, Wiser will be obligated to continue to make filings with the Securities and Exchange Commission pursuant to the indenture governing its publicly held debt securities for so long as such debt securities remain outstanding.

  Q.    IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

        A.    If we successfully complete our offer, but you do not tender your Shares in our offer, and the merger takes place, your Shares will be canceled and converted into the right to receive in such merger the same amount of cash per Share which you would have received had you tendered your Shares in our offer (without interest), subject to your right to pursue your appraisal rights under Delaware law. Therefore, if we complete the merger, unless you perfect your appraisal rights under Delaware law, the only difference to you between tendering Shares accepted for payment in our offer and not doing so is that you will be paid earlier if you tender your Shares.

        However, until the merger is consummated or if the merger were not to take place for some reason, the number of holders of Shares which are still in the hands of the public may be so small that there will no longer be an active public trading market (or possibly, any public trading market) for Shares.

        Also, Shares may no longer be eligible to be traded on the New York Stock Exchange, as Wiser may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. However, Wiser will be obligated to continue to make filings with the Securities and Exchange Commission pursuant to the indenture governing its publicly held debt securities for so long as such debt securities remain outstanding. See "Section 11—Purpose of the Offer; Plans for the

Company after the Offer and the Merger" and "Section 13—Possible Effects of the Offer on the Market for the Shares, NYSE Listing, Margin Regulations and Exchange Act Registration."

        If we successfully complete our offer, it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See "Section 13—Possible Effects of the Offer on the Market for Shares, NYSE Listing, Margin Regulations and Exchange Act Registration."

  Q.    ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

        A.    Appraisal rights are not available in connection with our offer. If, however, you choose not to tender your Shares in our offer and we purchase Shares in our offer, appraisal rights will be available to you in connection with our merger with and into Wiser. If you choose to exercise your appraisal rights in connection with the merger, and you comply with the applicable requirements under Delaware law, you will be entitled to payment for your Shares based on a fair and independent appraisal of the value of your Shares. The value may be more or less than the $10.60 per Share that we are offering to pay you for your Shares in our offer or that you would otherwise receive in the merger. See "Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger."

  Q.    WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

        A.    On May 21, 2004, the last full trading day before we announced our offer, the last reported closing price per share reported on the New York Stock Exchange was $8.02. On May 27, 2004, the last full trading day prior to the mailing of this offer to purchase, the closing sale price for Shares reported on the New York Stock Exchange was $10.54 per Share. Please obtain a recent quotation for Shares before deciding whether to tender your Shares. See "Section 6—Price Range of Shares; Dividends."

  Q.    WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED
      TRANSACTIONS?

        A.    Your receipt of cash consideration in the offer or the merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the particular effect the proposed transactions will have on your Shares. See "Section 5—U.S. Federal Income Tax Consequences."

  Q.    WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

        A.    You can call Georgeson Shareholder Communications Inc., the information agent for our offer.

Georgeson Shareholder Communications Inc.
17 State Street, 10th Floor
New York, New York 10004

Banks and Brokers Call:
(212) 440-9800

All Others Call Toll Free:
(800) 905-7237

        To the holders of Common Stock of The Wiser Oil Company:

INTRODUCTION

        TWOCO Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Forest Oil Corporation, a New York corporation ("Parent"), hereby offers to purchase all of the shares of common stock, par value $0.01 per share (the "Shares"), of The Wiser Oil Company, a Delaware corporation (the "Company"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer." Unless the context indicates otherwise, as used herein, references to "you" or "Stockholders" shall mean holders of Shares and references to "we" or "us" shall mean Purchaser.

        Tendering Stockholders whose Shares are registered in their own name and who tender directly to Mellon Investor Services, which is acting as the depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as otherwise provided in Instruction 6 to the Letter of Transmittal for the Offer, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. A Stockholder who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Stockholder's Shares to Purchaser in the Offer. Any tendering Stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form (in the case of non-U.S. Stockholders), may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such Stockholder or other payee pursuant to the Offer. See "Section 5—U.S. Federal Income Tax Consequences." Purchaser or Parent will pay all charges and expenses incurred in connection with the Offer of both the Depositary and Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the "Information Agent"). See "Section 16—Fees and Expenses."

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2004 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or Shares owned by Purchaser or Parent, or any direct or indirect wholly owned subsidiary of Parent or any wholly owned subsidiary of the Company, and other than Shares held by Stockholders who are entitled to and have properly exercised appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $10.60 per Share in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who have properly demanded appraisal rights in accordance with Section 262 of Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law. See "Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger." The Merger Agreement is more fully described in "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements."

        THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE

TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, ARE ADVISABLE TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE HOLDERS OF SHARES, HAS APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING EACH OF THE OFFER AND THE MERGER, AND HAS RECOMMENDED THAT THE HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

        THE FACTORS CONSIDERED BY THE COMPANY'S BOARD IN MAKING THE DETERMINATIONS AND RECOMMENDATIONS DESCRIBED ABOVE ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND IS BEING MAILED TO THE STOCKHOLDERS IN CONNECTION WITH THIS OFFER TO PURCHASE.

        On May 21, 2004, Petrie Parkman rendered to the Company's Board of Directors its oral opinion, subsequently confirmed in writing, that, as of May 21, 2004, and based upon and subject to the matters set forth therein, the $10.60 per Share price to be received by the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. A copy of the written opinion of Petrie Parkman is contained in the Schedule 14D-9, which has been filed with the SEC in connection with the Offer and which is being mailed to Stockholders with this Offer to Purchase. Stockholders are urged to read such opinion carefully in its entirety for a description of the procedures followed, the matters considered, the assumptions made and qualifications and limitations of the review undertaken by Petrie Parkman.

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST THAT NUMBER OF SHARES THAT CONSTITUTES A MAJORITY OF THE VOTING POWER (DETERMINED ON A FULLY DILUTED BASIS BUT EXCLUDING THE COMPANY WARRANTS (AS DEFINED HEREIN)) OF ALL SECURITIES OF THE COMPANY ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS OR IN A MERGER (THE "MINIMUM CONDITION"), (2) SINCE DECEMBER 31, 2003, THERE HAVING BEEN NO EVENT, OCCURRENCE OR DEVELOPMENT OR STATE OF CIRCUMSTANCES OR FACTS WHICH, INDIVIDUALLY OR IN THE AGGREGATE, HAD OR WOULD REASONABLY BE EXPECTED TO HAVE A COMPANY MATERIAL ADVERSE EFFECT (AS DEFINED HEREIN), (3) ANY APPLICABLE WAITING PERIOD UNDER THE COMPETITION ACT (CANADA) (THE "COMPETITION ACT") HAVING EXPIRED, AN ADVANCE RULING CERTIFICATE PURSUANT TO SECTION 102 OF THE COMPETITION ACT HAVING BEEN ISSUED BY THE COMMISSIONER OF COMPETITION APPOINTED UNDER THE COMPETITION ACT (THE "COMMISSIONER") OR A "NO ACTION" LETTER HAVING BEEN ISSUED BY THE COMMISSIONER INDICATING THAT THE COMMISSIONER WILL NOT MAKE AN APPLICATION FOR AN ORDER UNDER SECTION 92 OF THE COMPETITION ACT (THE "COMPETITION ACT CONDITION"), AND (4) THE INVESTMENT REVIEW DIVISION OF INDUSTRY CANADA SHALL HAVE CONFIRMED THAT THE INVESTMENT BY PARENT IN THE COMPANY'S CANADIAN BUSINESS IS NOT REVIEWABLE UNDER THE INVESTMENT CANADA ACT OR THE INVESTMENT HAS BEEN APPROVED BY THE INVESTMENT REVIEW DIVISION OF INDUSTRY CANADA (THE "INVESTMENT ACT CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE. SEE "SECTION 1—TERMS OF THE OFFER; EXPIRATION DATE" AND "SECTION 14—CONDITIONS OF THE OFFER," WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

        Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees to be elected or appointed to the Board, including increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy the New York Stock Exchange, Inc. ("NYSE") listing requirements). Unless waived in writing by Parent, the Company will, prior to expiration of the Offer, deliver to Parent such resignations of directors conditioned upon acceptance of Shares for payment and evidence of the valid election of Parent's designees to the Company's Board conditioned upon acceptance of the Shares for payment to effect the foregoing. At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board, rounded up to the next whole number, to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company, in each case only to the extent permitted by applicable law. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on May 21, 2004, and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on May 21, 2004 will be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (i) the acceptance for payment of, and payment for, Shares by Purchaser in the Offer, (ii) the absence of any provision of any applicable law or order of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger, (iii) if necessary, the adoption of the Merger Agreement by the requisite vote of the Stockholders in accordance with Delaware Law, and (iv) all applicable consents and approvals of any governmental entities required in connection with the Merger shall have been obtained where the failure to obtain such consents or approvals would make the Merger illegal or have a Company Material Adverse Effect or a Parent Material Adverse Effect. For a more detailed description of the conditions to the Merger, see "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements." Under Delaware Law, in the event Purchaser does not acquire at least 90% of the then outstanding Shares after the consummation of the Offer, the affirmative vote of the holders of a majority of the voting power of all Shares is required to adopt the Merger Agreement. Consequently, if Purchaser acquires (pursuant to the Offer or otherwise) at least a majority of the voting power of all Shares on a fully diluted basis, then Purchaser will have sufficient voting power to adopt the Merger Agreement without the vote of any other Stockholder. See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" and "Section 11—Purpose of the Offer; Plans for the Company After the Offer and the Merger." Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to effect the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective in accordance with Delaware Law as promptly as practicable after such acquisition, without a meeting of the holders of Shares. If, however, Purchaser does not acquire at least 90% of the then outstanding Shares after consummation of the Offer and a vote of the holders of Shares is required under Delaware Law, a significantly longer period of time will be required to effect the Merger. See "Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger."

        The Company has advised Purchaser that as of May 20, 2004, (i) 15,471,007 Shares were issued and outstanding, (ii) no shares of preferred stock, par value $10.00 per share, of the Company were issued and outstanding, (iii) an additional 540,750 Shares were subject to outstanding stock options and (iv) an additional 741,716 Shares were subject to outstanding warrants ("Company Warrants"). Based on such numbers, the Minimum Condition would be satisfied if Purchaser acquired 8,005,879 Shares. Also, as of such date, Purchaser could cause the Merger to become effective in accordance with Delaware Law, without a meeting of the holders of Shares, if Purchaser acquired 13,923,906 Shares (assuming none of the outstanding stock options or Company Warrants are exercised).

        As an inducement to Parent and Purchaser to enter into the Merger Agreement, Wiser Investors, L.P. ("WILP"), Wiser Investment Company, LLC ("WIC") and Dimeling, Schreiber & Park Reorganization Fund II, L.P. ("DSP") (each of WILP, WIC and DSP are referred to herein individually as a "Supporting Stockholder" and collectively as the "Supporting Stockholders") who together own 6,399,201 Shares (or approximately 41% of the issued and outstanding Shares as of May 21, 2004), each entered into a Stockholder Agreement with Parent and Purchaser dated May 21, 2004 (each, a "Stockholder Agreement"). Pursuant to the Stockholder Agreements, the Supporting Stockholders have agreed, among other things and subject to certain conditions, (i) to tender the Shares owned by such Supporting Stockholders in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote the Shares owned by such Supporting Stockholders in favor of the Merger Agreement and the approval of the Merger. In addition, the Supporting Stockholders have agreed that in the event the Merger Agreement is terminated because of certain specified reasons and within nine months of such termination a Supporting Stockholder sells any of its securities of the Company (the "Subject Securities"), such Supporting Stockholder must pay to Parent some or all of the value of any consideration received in connection with such sale above the initial Offer Price of $10.60. For a more detailed description of the Stockholder Agreements, see "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements—Stockholder Agreements."

        Purchaser may provide for a Subsequent Period (as defined below) in connection with the Offer. If Purchaser elects to provide a Subsequent Period, it will make a public announcement thereof on the next business day after the Expiration Date. See "Section 1—Terms of the Offer; Expiration Date."

        Appraisal rights are not available in connection with the Offer. If, however, a Stockholder elects not to tender his, her or its Shares in the Offer and Purchaser purchases Shares in the Offer, appraisal rights will be available to such Stockholder who does not tender Shares in the Offer in connection with the Merger with and into the Company. If a Stockholder elects to exercise appraisal rights in connection with the Merger, and that Stockholder complies with the applicable requirements under Delaware Law, that Stockholder will be entitled to payment for his, her or its Shares based on a fair and independent appraisal of the value of such Shares. The value may be more or less than the $10.60 per Share that Purchaser is offering to pay for Shares in the Offer or that a Stockholder would otherwise receive in the Merger. See "Section 11—Purpose of the Offer; Plans for the Company after the Offer and the Merger—Appraisal Rights."

        Certain material U.S. federal income tax consequences of the sale of the Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in "Section 5—U.S. Federal Income Tax Consequences."

        If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment and paid for pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price applicable to such Share will be appropriately adjusted.

        OTHER THAN THE MINIMUM CONDITION, WE RESERVE THE RIGHT TO AMEND OR WAIVE ANY ONE OR MORE OF THE OTHER CONDITIONS TO THIS OFFER, SUBJECT TO THE TERMS OF THE MERGER AGREEMENT AND THE APPLICABLE RULES AND REGULATIONS OF THE SEC.

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

SECTION 1.    TERMS OF THE OFFER; EXPIRATION DATE

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered (and not withdrawn in accordance with the procedures set forth in "Section 4—Withdrawal Rights") on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on June 25, 2004, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period during which the Offer is open, in which case Expiration Date shall mean the latest time and date at which the Offer, as extended by Purchaser, will expire.

        THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OF THE MINIMUM CONDITION, THE COMPETITION ACT CONDITION, THE INVESTMENT ACT CONDITION AND THE SATISFACTION OR WAIVER OF THE OTHER CONDITIONS SET FORTH UNDER "SECTION 14—CONDITIONS OF THE OFFER."

        If by the Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but Purchaser shall not be obligated), subject to the applicable rules and regulations of the SEC and subject to the terms of and the limitations set forth in the Merger Agreement, to (a) terminate the Offer and not pay for any Shares and return all tendered Shares to tendering Stockholders, (b) waive or reduce all the unsatisfied conditions (other than the satisfaction of the Minimum Condition) and, subject to any required extension, accept for payment and pay for all Shares validly tendered prior to the Expiration Date, (c) extend the Offer and, subject to each Stockholder's right to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) amend the Offer.

        Amendment of the Offer.    Subject to the applicable rules and regulations of the SEC and subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer, except that without the written consent of the Company, Purchaser may not change the form of consideration to be paid in the Offer, decrease the Offer Price or the number of Shares sought in the Offer, impose additional conditions to the Offer, modify any of the conditions to the Offer described in "Section 14—Conditions of the Offer" in any manner adverse to the Stockholders, change or waive the Minimum Condition and, except as described below, extend the Offer.

        The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer (i) beyond the scheduled expiration date, which shall be 20 business days following the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser's obligation to accept for payment Shares as described in "Section 14—Conditions of the Offer," shall not be satisfied or waived, (ii) for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer, (iii) for one or more periods of up to 20 business days, in the aggregate, beyond the scheduled expiration date if, as of such date, all of the conditions of the Offer are satisfied or have been waived but the aggregate number of Shares tendered and not withdrawn, together with Shares then owned by Purchaser and Parent, is not at least 90% of the then outstanding Shares on a fully diluted basis (provided that, Parent shall be deemed to have waived the conditions to the offer related to the accuracy of the Company's representations and warranties contained in the Merger Agreement and the absence of a material adverse change of the Company, as well as certain rights to terminate the Merger Agreement, unless the inaccuracy in the Company's representations and warranties or Parent's right to terminate results from any willful or intentional breach of any material obligation of the Company), (iv) for up to two periods (not exceeding ten business days on each occasion) if among other events, there is a disruption in the banking or securities markets of the United States or there has been a commencement of war or armed hostilities or other national or international calamity involving the United States that has a material adverse effect on the banking or securities markets in the United States, in each case at the time the offer is scheduled to expire, and (v) for one or more subsequent offering periods of three business days up to an additional 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"). During any extension under either (i), (ii), (iii) or (iv) under the immediately preceding sentence, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering Stockholder to withdraw such Stockholder's Shares. See "Section 4—Withdrawal Rights."

        UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE OFFER IS EXTENDED.

        Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to the applicable rules of the SEC and the terms and conditions of the Offer, Purchaser also expressly reserves the right (i) to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer), (ii) to extend or terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions to the Offer specified on Annex A to the Merger Agreement and described in "Section 14—Conditions of the Offer," and (iii) to amend the Offer or to waive any conditions to the Offer in any respect consistent with the Merger Agreement, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making public announcement thereof.

        Extension of Offer.    Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension is to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (in accordance with Rule 14e-1(d) under the Exchange Act). Subject to applicable law (including Rules 14d-4(d)(1) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such changes and disclosed in additional tender offer materials, respectively) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release on a national newswire service.

        In the event of the failure of one or more of the conditions to the Offer to be satisfied or waived on any date upon which the Offer would otherwise expire, we shall extend the Offer for up to an additional ten business days after the initial scheduled expiration date of the Offer if such conditions or condition could reasonably be expected to be satisfied within such ten business day period. In addition, in the event that the Competition Act Condition or the Investment Act Condition has not been satisfied or the condition regarding actions by governmental entities or third parties challenging the transactions contemplated by the Merger Agreement has not been satisfied or waived, if requested by the Company, Purchaser shall extend the Offer until any such conditions are satisfied or waived; provided, that we shall not be required to extend the Offer beyond July 31, 2004. See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement—the Merger Agreement and Related Agreements."

        Subsequent Period.    Purchaser may provide for one or more subsequent offering periods in connection with the Offer. If Purchaser does provide for any such subsequent offering period, subject to the applicable rules and regulations of the SEC, Purchaser may elect to extend its Offer beyond the Expiration Date for one or more subsequent offering periods of three business days up to an additional 20 business days (the "Subsequent Period"), if, among other things, upon the Expiration Date (i) all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived and (ii) Purchaser immediately accepts for payment, and promptly pays for, all Shares validly tendered (and not withdrawn in accordance with the procedures described in "Section 4—Withdrawal Rights") prior to the Expiration Date. SHARES TENDERED DURING A SUBSEQUENT PERIOD MAY NOT BE WITHDRAWN. See "Section 4—Withdrawal Rights." Purchaser will immediately accept for payment, and promptly pay for, all validly tendered Shares as they are received during any Subsequent Period. Any election by Purchaser to include a Subsequent Period may be effected by Purchaser giving oral or written notice of the Subsequent Period to the Depositary. If Purchaser decides to include a Subsequent Period, it will announce the results of the Offer, including the approximate number and percentage of Shares deposited to such date, no later than 9:00 a.m. Eastern time on the next business day after the Expiration Date and will immediately begin the Subsequent Period.

        For purposes of the Offer, a "business day" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

        If we extend the Offer or if we are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment of Shares) for Shares or we are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering Stockholders are entitled to withdrawal rights as described in "Section 4—Withdrawal Rights." However, our ability to delay the payment for Shares we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

        Consequences of Material Changes in the Offer.    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if Purchaser waives a material condition of the Offer, Purchaser will extend the Offer and promptly disseminate such material change or waiver to Stockholders in a manner reasonably designed to inform them of such material change or waiver and in additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to Stockholders.

        Mailing of the Offer.    The Company has provided Purchaser with the Company's Stockholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares whose names appear on the Company's Stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Schedule 14D-9 of the Company will also be included in the package of materials.

SECTION 2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase by accepting for payment and paying for all Shares validly tendered and not withdrawn (as permitted by "Section 4—Withdrawal Rights") promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. See "Section 1—Terms of the Offer; Expiration Date" and "Section 15—Certain Legal Matters and Regulatory Approvals." If Purchaser decides to include a Subsequent Period, Purchaser will accept for payment and promptly pay for all validly tendered Shares as they are received during the Subsequent Period. See "Section 1—Terms of the Offer; Expiration Date."

        In all cases (including during any Subsequent Period), Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required under the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the Book-Entry Confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

        For purposes of the Offer (including during any Subsequent Period), Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering

Stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering Stockholders whose Shares have been accepted for payment.

        UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

        Upon the deposit of all required funds with the Depositary for the purpose of making payments in full to tendering Stockholders, Purchaser's obligation to make such payment shall be satisfied and tendering Stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes with respect to the transfer and sale to Purchaser pursuant to the Offer, except as otherwise provided in Instruction 6 to the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

        If Purchaser is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that Stockholders tendering such Shares are entitled to do so as described in "Section 4—Withdrawal Rights" of this Offer to Purchase.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly after the termination or withdrawal of the Offer.

        IF PRIOR TO THE EXPIRATION DATE, WE INCREASE THE PRICE OFFERED TO HOLDERS OF SHARES IN THE OFFER, WE WILL PAY THE INCREASED PRICE TO ALL HOLDERS OF SHARES THAT ARE PURCHASED IN THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO THE INCREASE IN PRICE.

        If we provide a Subsequent Period following the Offer, we will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Period.

SECTION 3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

        Valid Tender of Shares.    In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal, at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message), in each case prior to the Expiration Date or the expiration of the Subsequent Period, if any, or (ii) the tendering Stockholder must comply with the guaranteed delivery procedures described below.

        THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the Subsequent Period, if any, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

        Signature Guarantees.    Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder's Share Certificates evidencing such Shares are not immediately available or such Stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such Stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that, all the following conditions are satisfied:

  (i)
  such tender is made by or through an Eligible Institution;

  (ii)
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received prior to the Expiration Date by the Depositary as provided below; and

  (iii)
  the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. For the purpose of the foregoing, a trading day is any day on which the NYSE is open for business.

        The Notice of Guaranteed Delivery described above may be delivered by hand or mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery specified above may not be used during any Subsequent Period.

        In all cases (including during any Subsequent Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message, and any other documents required by the Letter of Transmittal. Under no circumstances will we pay interest on the purchase price of the Shares, regardless of any extension of the Offer or any delay in mailing such payment.

        Determination of Validity.    ALL QUESTIONS AS TO THE FORM OF DOCUMENTS AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF SHARES WILL BE DETERMINED BY PURCHASER, IN ITS SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING ON ALL PARTIES. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders. NO TENDER OF SHARES WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS OR IRREGULARITIES HAVE BEEN CURED OR WAIVED. NONE OF PURCHASER, PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNS, THE DEPOSITARY, THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

        A tender of Shares pursuant to any of the procedures described above will constitute the tendering Stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder's representation and warranty to Purchaser that (i) such Stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares), and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

        The acceptance for payment by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

        Appointment as Proxy.    By executing the Letter of Transmittal enclosed with this Offer to Purchase (or a facsimile copy thereof), or through delivery of an Agent's Message, a tendering Stockholder irrevocably appoints designees of Purchaser as such Stockholder's agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such Stockholder's rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such Stockholder with respect to such Shares (and such other Shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such Stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the holders of Shares or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares (and such other Shares and securities).

        BACKUP WITHHOLDING.    UNDER THE "BACKUP WITHHOLDING" PROVISIONS OF U.S. FEDERAL INCOME TAX LAW, THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD AND PAY TO THE INTERNAL REVENUE SERVICE A PORTION OF ANY PAYMENT MADE PURSUANT TO THE OFFER. IN ORDER TO AVOID BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO IS A U.S. CITIZEN OR U.S. RESIDENT ALIEN MUST, UNLESS AN EXEMPTION APPLIES, PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL (IN THE CASE OF U.S. STOCKHOLDERS) OR IRS FORM W-8 OR A SUITABLE SUBSTITUTE FORM (IN THE CASE OF NON-U.S. STOCKHOLDERS). SEE INSTRUCTION 9 OF THE LETTER OF TRANSMITTAL.

SECTION 4.    WITHDRAWAL RIGHTS

        Any tender of Shares made pursuant to the Offer is irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 26, 2004. Once Shares are accepted for payment such Shares will no longer be able to be withdrawn. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as described in this "Section 4—Withdrawal Rights." However, our ability to delay payment for Shares that we have accepted for payment is limited by the Exchange Act, which requires that a bidder pay the consideration offered or return the securities tendered by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer. Any such delay will be by an extension of the Offer to the extent required by law. If Purchaser provides for a Subsequent Period, Shares tendered during the Subsequent Period may not be withdrawn. See "Section 1—Terms of the Offer; Expiration Date."

        For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 3—Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY PURCHASER, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF PURCHASER, PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES OR ASSIGNS, THE DEPOSITARY, THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE ANY NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date (or during the Subsequent Period, if any) by following one of the procedures described in "Section 3—Procedures for Accepting the Offer and Tendering Shares" (except Shares may not be re-tendered using the procedures for guaranteed delivery during any Subsequent Period).

        The method of delivery of any notice of withdrawal is at the option and risk of the tendering Stockholder, and delivery of any notice of withdrawal will be made only when actually received by the Depositary.

SECTION 5.    U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax consequences resulting from the Offer and the Merger to "U.S. Holders" (as defined below) and "Non-U.S. Holders" (as defined below). This discussion is based on U.S. federal income tax laws, including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury Regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders of Shares in light of their personal circumstances, nor does it discuss U.S. federal income tax laws applicable to special classes of taxpayers (for example, life insurance companies, dealers in securities, tax exempt organizations, banks or other financial institutions, persons that hold Shares as part of a "straddle," "hedge," "integrated transaction," or "conversion transaction," persons that have a functional currency other than the U.S. dollar, partnerships or other pass through entities, U.S. expatriates and, except to the extent indicated under "Non-U.S. Holders" below, foreign corporations, non-resident alien individuals and other persons not subject to U.S. federal income tax on their worldwide income). In addition, this discussion does not consider the effect of any foreign, state, local, or other tax laws that may be applicable to a particular holder of Shares. This discussion assumes that holders of Shares (except as otherwise indicated) hold the Shares as capital assets within the meaning of Section 1221 of the Code.

        As used herein, a "U.S. Holder" is a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or of any political subdivision thereof; or (iii) a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and validly elected to continue to be so treated under applicable U.S. Treasury Regulations. A "Non-U.S. Holder" is a holder of Shares (other than an entity treated as a partnership) that is not a U.S. Holder. If a partnership holds Shares, the U.S. federal income tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding Shares should consult its own tax advisors.

        THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OF SHARES. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, HOLDERS OF SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, THE FOREIGN TAX CONSEQUENCES AND THE NON-TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER.

U.S. Holders

        The receipt by a U.S. Holder of cash pursuant to the Offer or the Merger (whether as Merger Consideration or pursuant to the proper exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (i) the amount received pursuant to the Offer or Merger and (ii) the U.S. Holder's adjusted tax basis in the Shares tendered. A U.S. Holder's adjusted tax basis in its Shares will generally be the cost to such U.S. Holder of such Shares. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such Shares were held by the U.S. Holder for more than one year. For non-corporate U.S. Holders, long-term capital gains will be eligible for reduced U.S. federal income tax rates. U.S. Holders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss.

        Payments in connection with the Offer and Merger that are paid to a U.S. Holder (other than certain exempt recipients, such as corporations) generally are subject to information reporting and may be subject to backup withholding at a 28% rate. Backup withholding generally applies if a U.S. Holder (i) fails to furnish its social security number or taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such U.S. Holder's correct number and that such U.S. Holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment of tax, which generally may be refunded to the extent it results in an overpayment of tax. Certain persons, including corporations and financial institutions generally, are exempt from backup withholding. Certain penalties apply for failure to furnish correct information and for failure to include the reportable payments in income. U.S. Holders should consult their own tax advisors as to their qualifications for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

        A Non-U.S. Holder will generally not be subject to U.S. federal income taxation on cash it receives pursuant to the Offer and the Merger (whether as Merger Consideration or pursuant to the proper exercise of dissenter's rights) unless: (i) such gain is effectively connected with a trade or business in the United States of such Non-U.S. Holder (and such gain is attributable to a permanent establishment of such Non-U.S. Holder maintained in the United States if that is required by an applicable income tax treaty as a condition to subjecting such Non-U.S. Holder to U.S. income tax on a net basis), (ii) such Non-U.S. Holder is an individual and is present in the United States for 183 or more days during the taxable year of the sale, and certain other requirements are met, (iii) such Non-U.S. Holder is subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates or (iv) such Non-U.S. Holder owns greater than 5% of the Shares (a "5% Non-U.S. Holder").

        Gain realized by a 5% Non-U.S. Holder from tendering its Shares pursuant to the Offer and Merger will be taken into account as if such 5% Non-U.S. Holder were engaged in a U.S. trade or business and such gain were effectively connected with such trade or business. Such gain will be taxed on a net basis in the same manner as the taxable income of a U.S. Holder.

        Payments in connection with the Offer and Merger that are paid to a Non-U.S. Holder to or through a U.S. office of a broker will be subject to information reporting and backup withholding at a rate of 28% unless such Non-U.S. Holder establishes an exemption. Any amount withheld under the backup withholding rules would be credited against such Non-U.S. Holder's U.S. federal income tax liability or refunded, provided that, the required information is furnished to the IRS.

SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS

        The Shares are traded on the NYSE under the symbol "WZR." The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by the Dow Jones News Service. No dividends have been declared or paid on the Shares during the quarters indicated.

SHARES MARKET DATA

	High	Low
2002:
First Quarter	$5.65	$5.35
Second Quarter	6.85	3.20
Third Quarter	4.18	3.00
Fourth Quarter	3.49	2.15
2003:
First Quarter	$4.01	$3.00
Second Quarter	6.49	3.12
Third Quarter	5.99	5.00
Fourth Quarter	8.75	5.50
2004:
First Quarter	$9.39	$7.00
Second Quarter (through May 27, 2004)	10.57	7.75

        On May 21, 2004, the last full trading day prior to the announcement of the execution of the Merger Agreement and of Purchaser's intention to commence the Offer, the closing price per Share as reported on the NYSE was $8.02. On May 27, 2004, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on the NYSE was $10.54.

        STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY

        Except as otherwise set forth in this Offer to Purchase, all of the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser or Parent.

        General.    The Company is a Delaware corporation with its principal executive offices located at 8115 Preston Road, Suite 400, Dallas, Texas 75225. The Company's telephone number is (214) 265-0080. The Company is an independent oil and gas exploration and production company operating primarily in Texas, New Mexico, the Gulf Coast and Western Canada.

        Projection and Reserve Data Provided by the Company.    During the due diligence process, the Company provided Parent with a forecast of 2004 net income of $20.7 million which was derived using the oil and gas prices based on the May 11, 2004 NYMEX strip prices. Net income was calculated without estimating the fair value of hedges at December 31, 2004.

        In late April 2004 the Company engaged an independent petroleum engineering firm to audit its proved reserves in its San Juan Basin properties based on such firm's experience in auditing reserves in this geological region. The firm issued preliminary findings reflecting a possible additional 8.9 Bcfe of proved reserves in the San Juan Basin, as compared to the reserve information contained in the Company's annual report on Form 10-K and taken from reports prepared by independent petroleum engineer firm DeGolyer and MacNaughton. The Company furnished Parent with these preliminary findings reflecting additional proved reserves in the Company's San Juan Basin properties. The foregoing evaluation by this independent petroleum engineering firm was not completed.

        The projection and other data outlined above should be read together with the Company's financial statements and reserve information contained in its periodic reports filed with the SEC. The projection and other data do not reflect circumstances existing after the date when made and therefore are subject to significant uncertainties and contingencies especially the longer the projected period is from the date the information is prepared. The Company does not intend to update or otherwise revise the projection and other data included herein. The projection and other data are included in this filing only because such information was provided to Parent and Purchaser in connection with their discussions regarding the Offer. The inclusion of this projection and data should not be regarded as an indication that any of Parent, Purchaser, the Company or their respective affiliates or representatives consider this information to be a reliable prediction of future events, the future performance of the Company or the value of the Shares, and this information should not be relied upon as such. The projection and other data are subject to certain risks and uncertainties that could cause actual results to differ materially from the projection and other data. Although presented with numerical specificity, the projection and reserve data reflect numerous assumptions with respect to industry performance, general business, economic, market, competitive and financial conditions, commodity pricing and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projection and other data will prove accurate or that the projection or other data will be realized.

        Available Information.    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the holders of Shares and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

SECTION 8. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

        General.    Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 and its telephone number is (303) 812-1400. Purchaser is a wholly owned subsidiary of Parent.

        Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. All outstanding shares of capital stock of Purchaser are owned by Parent. Because Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

        Parent is a New York corporation. Its principal offices are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 and its telephone number is (303) 812-1400. Parent is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and liquids in North America and selected international locations. Shares of common stock of Parent are listed on the NYSE.

        The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Purchaser and Parent and certain other information are set forth in Schedule I hereto. Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to this Offer of Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        Interest in Securities of the Company.    Except as described in this Offer to Purchase, (i) none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Purchaser, Parent or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of Purchaser, Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase nor any associate or majority-owned subsidiary of Purchaser or Parent has effected any transaction in the Shares during the past 60 days.

        As an inducement to Parent and Purchaser to enter into the Merger Agreement, the Supporting Stockholders, who together own 6,399,201 Shares (or approximately 41% of the issued and outstanding Shares as of May 21, 2004), each entered into a Stockholder Agreement. Pursuant to the Stockholder Agreements, the Supporting Stockholders have agreed, among other things and subject to certain conditions, (i) to tender the Shares owned by such Supporting Stockholders in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote the Shares owned by such Supporting Stockholders in favor of the Merger Agreement and the approval of the Merger. In addition, the Supporting Stockholders have agreed that in the event the Merger Agreement is terminated because of certain specified reasons and within nine months of such termination a Supporting Stockholder sells any of the Subject Securities, such Supporting Stockholder must pay to Parent some or all of the value of any consideration received in connection with such sale above the initial Offer Price of $10.60. For a more detailed description of the Stockholder Agreements, see "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements—Stockholder Agreements."

        Except as set forth in this Offer to Purchase, since May 28, 2002, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

        Except as set forth in this Offer to Purchase, since May 28, 2002, there have been no negotiations, transactions or material contacts between any of Purchaser, Parent, or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company's securities, an election of the Company's directors or a sale or other transfer of a material amount of assets of the Company.

SECTION 9. FINANCING OF THE OFFER AND THE MERGER

        The Offer is not subject to any financing condition. The Purchaser anticipates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer and to cash out the outstanding Company Stock Options, stock appreciation rights and the Company Warrants will be approximately $171 million. The Purchaser expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent. Parent expects to obtain such funds from its existing bank credit facilities. Parent has credit facilities totaling $600 million, consisting of a $500 million U.S. credit facility through a syndicate of banks led by JPMorgan Chase and a $100 million Canadian credit facility through a syndicate of banks led by JPMorgan Chase Bank, Toronto Branch. The credit facilities mature in October 2005. In October 2003, Parent amended the credit facilities to allow Parent the option of electing to have availability under the credit facilities governed by a borrowing base ("Global Borrowing Base"), rather than financial covenants. The determination of the Global Borrowing Base is made by the lenders taking into consideration the estimated value of Parent's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. Effective October 30, 2003, Parent elected to determine availability based on the Global Borrowing Base. Under the Global Borrowing Base, availability will be re-determined semi-annually and the available borrowing amount could be increased or reduced. In addition, Parent and the lenders each have discretion at any time, but not more than once during any calendar year, to have the Global Borrowing Base redetermined.

        Effective March 4, 2004, the Global Borrowing Base was set at $480 million, with $460 million allocated to the U.S. credit facility and $20 million allocated to the Canadian credit facility. Under the terms of the credit facility, the Global Borrowing Base will next be redetermined on July 1, 2004 and the amount of available borrowing could be adjusted at that time.

        As of May 26, 2004, Parent had approximately $259.0 million outstanding under the credit facilities at an average interest rate of 2.29%, and had used the credit facilities for letters of credit in the amount of $5.8 million. As of May 26, 2004, Parent's unused borrowing amount was approximately

$215.2 million in addition to amounts outstanding. On May 26, 2004, Parent agreed to sell 4.58 million shares (exclusive of an over-allotment option granted to the underwriters) of its common stock at a price to the public of $24.40 per share in an underwritten public offering. Parent intends to use the approximately $107 million aggregate net proceeds from such offering to temporarily repay indebtedness under the credit facilities. Such additional availability under the credit facilities will be used to finance the Offer and may be used to partially refinance the Company's existing debt as described below.

        The credit facilities include terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, and mergers and acquisitions, and include financial covenants. Interest rates and other terms of borrowing under the credit facilities will vary based on Parent's credit ratings and financial condition, as governed by certain financial tests. In particular, any time that availability is not governed by the Global Borrowing Base, the amount available and Parent's ability to borrow under the credit facility is determined by the financial covenants. Under the Global Borrowing Base, the financial covenants can still affect the amount available and Parent's ability to borrow amounts under the credit facility.

        In addition, the credit facilities are collateralized by Parent's and its subsidiaries' assets. The U.S. credit facility is secured by a lien on, and a security interest in, a portion of Parent's and its subsidiaries' proved oil and gas properties and related assets in the United States and Canada, a pledge of 65% of the capital stock of Canadian Forest and 3189503 Canada Ltd., each subsidiaries of Parent, and a pledge of 100% of the capital stock of Forest Pipeline Company, a subsidiary of Parent. The Canadian credit facility is secured by a lien on the assets of Canadian Forest. Under certain circumstances, Parent could be obligated to pledge additional assets as collateral.

        Within 30 days following consummation of the Offer, the Company is required to make offers to repurchase $125 million principal amount of 9 1/2% Senior Subordinated Notes due 2007 of the Company at 101% of the aggregate principal amount thereof, plus accrued interest. These notes may be redeemed at a current price of 101.584% of the principal amount thereof, plus accrued interest. Additionally, consummation of the Offer would be an event of default under the Company's credit facility and would entitle Union Bank of California, the agent under the facility, to declare amounts outstanding under the facility immediately due and payable. As of March 31, 2004, there was approximately $35.4 million outstanding under the Company's credit facility. Any such amounts payable would expect to be funded through borrowings under Parent's credit facilities or the incurrence of additional indebtedness.

SECTION 10. BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE MERGER AGREEMENT AND RELATED AGREEMENTS

GENERAL BACKGROUND OF THE OFFER.

        In mid February 2004, Craig Clark, CEO and President of Parent, contacted George Hickox, Chairman and CEO of the Company by phone to express Parent's interest in exploring a potential transaction with the Company. To evaluate a potential transaction, Mr. Clark requested certain confidential information regarding the Company. The Company was willing to provide that information, subject to entering into an appropriate confidentiality agreement with Parent. Parent agreed to sign a confidentiality agreement.

        Following the exchange of drafts and discussions regarding the form, the confidentiality agreement was signed on February 23, 2004. As part of the confidentiality agreement, Parent agreed to a customary standstill arrangement with the Company pursuant to which Parent agreed, among other things, that neither it nor any of its subsidiaries would acquire any securities of the Company or make any proposal for the acquisition of the Company for a period of one year following its execution without the consent of the Company.

        On Friday 25, 2005, the possibility of an acquisition of the Company was discussed at a meeting of the Parent's Board of Directors. No formal action was taken with respect to a transaction.

        On March 11, 2004, representatives of the Company and Parent, including its Chairman, Forrest Hoglund and its Chief Financial Officer, Dave Keyte, met in Dallas. The representatives of the Company gave an overview of the Company's business, including its U.S. and Canada projects and provided to Parent copies of financial and other information which were reviewed at the meeting.

        In late March 2004, representatives of the Company and Parent met in Calgary, Alberta and Dallas, Texas for due diligence. The representatives of the Company made presentations on certain projects and provided to Parent copies of those presentations and other financial, reserve and other information which was reviewed at these meetings.

        During the month of March, Messrs. Clark and Hickox periodically engaged in telephone discussions regarding the information provided. Representatives of the Company also continued to respond to additional requests for information from Parent during this time.

        On April 8, 2004, at a meeting of Parent's Board of Directors, Parent management provided its directors an update on discussions and its evaluation of the Company.

        On April 13, 2004, Messrs. Hickox, Clark and Keyte met in Dallas. Mr. Clark proposed a transaction pursuant to which Parent would acquire the Company. Mr. Clark indicated that Parent's view of the Company's valuation was approximately $8.50 - $8.70 per Share in cash and/or stock. Mr. Hickox responded that he did not believe that the value proposed was sufficient to allow him to recommend that the Board of Directors consider the proposed transaction. Mr. Hickox encouraged Parent to reconsider its valuation of the Company.

        On April 20, 2004, Mr. Hickox met with Mr. Clark and Mr. Keyte in New York City and Parent increased its initial valuation of the Company due to an increase in commodity prices to approximately $9.50 per Share. Mr. Hickox stated that he would review the status of discussions with the Board of Directors at its upcoming meeting on April 22, 2004.

        On April 23, 2004 Mr. Hickox called Mr. Clark and informed him that, based on discussions with members of the Company's Board of Directors, Parent's revised valuation of the Company was still not sufficient and that at such valuation the Company was not interested in a transaction with Parent. Mr. Hickox indicated that he believed the Board would only consider an offer at a significant premium to the price per Share at which the Shares were then trading. Mr. Hickox indicated that a valuation in the range of $11.00 would be seriously considered and such a proposal might lead to a negotiated agreement in lieu of a formal sales and auction process. Mr. Hickox explained to Mr. Clark that the Company was proceeding with a formal sales and auction process under the direction of Petrie Parkman. Mr. Clark indicated to Mr. Hickox that Parent would not participate in an auction.

        In late April and early May several conversations took place between Mr. Keyte and representatives of Petrie Parkman. Mr. Keyte indicated during those conversations that due to an increase in commodity prices Parent was willing to raise its valuation of the Shares to approximately $10.25 per Share. At that point Petrie Parkman requested that Parent submit a written term sheet outlining the major terms of a proposed all cash tender offer.

        On May 5, 2004 Parent delivered a proposed term sheet to Petrie Parkman which was then sent to Mr. Hickox. The term sheet also included as a condition to a transaction with Parent the execution of agreements by a significant group of stockholders agreeing to tender their Shares, vote in favor of any merger and also grant to Parent an option to acquire their Shares at the Offer price if for any reason the Offer and Merger did not proceed. Shortly thereafter, Mr. Hickox called Mr. Clark to indicate that he understood from Petrie Parkman that Parent had expressed its interest in a transaction with the Company at the $10.25 per Share level. If Parent were willing to proceed expeditiously with an all cash tender offer, Mr. Hickox indicated that he would be willing to recommend to the Company's Board a transaction at $10.75 per Share.

        On May 6 and 7, 2004 representatives of Petrie Parkman and Messrs. Hickox and Keyte continued discussions and Mr. Keyte indicated that due to an increase in commodity prices Parent had reconsidered its valuation of the Company based on additional information and was willing to increase its valuation of the Company's Shares to $10.50 per Share.

        During the weekend of May 8-9, 2004, the parties continued discussions on suggestions to bridge the gap between the Parent offer at $10.50 and the $10.75 price per Share and additional due diligence information was provided to Parent by the Company.

        On May 10, 2004, Petrie Parkman requested that Parent submit a revised offer. As a result, Parent raised its offer to $10.60 per Share, subject to satisfactory completion of due diligence and submitted a revised term sheet on May 11, 2004. This term sheet removed the requirement that the principal stockholders grant an option to Parent to buy their Shares if the Offer or Merger did not proceed, and instead incorporated a concept of disgorgement in the event of a superior proposal.

        Shortly thereafter, Mr. Hickox called Mr. Clark and asked whether Parent's offer was final and whether Parent still refused to participate in an auction. Mr. Clark indicated that Parent's $10.60 offer was final and that Parent would not participate in an auction of the Company. Mr. Hickox then informed Mr. Clark that he was willing to recommend to the Board of Directors of the Company the $10.60 price per Share in a tender offer, assuming the parties could reach agreement on all other aspects of a transaction.

        On May 12, 2004 representatives of the Company, Petrie Parkman, Reed Smith LLP ("Reed Smith"), counsel to the Company, Parent and Vinson & Elkins L.L.P. ("Vinson & Elkins"), counsel to Parent, participated in a conference call. During this call, the parties each acknowledged that there were still significant issues to be discussed but that the parties should pursue more detailed discussions of a potential transaction. Parent also agreed to complete its due diligence process as soon as possible, including meetings with key personnel. Parent instructed Vinson & Elkins to promptly prepare drafts of the proposed Merger Agreement and related documents for the Company and its counsel to review.

        Representatives of the Company, including Mr. Hickox and Van Oliver, the Company's General Counsel, Reed Smith, Parent, including Trey Wilson, Parent's General Counsel, and Vinson & Elkins met in Dallas, Texas on May 14, 2004 to review due diligence documents prepared by the Company in response to Parent's requests.

        On May 14, 2004, Parent submitted an additional general due diligence request list to the Company and Reed Smith. On the evening of May 14, 2004, Vinson & Elkins distributed a draft Merger Agreement and a form of Stockholder Agreement to the Company and Reed Smith.

        On May 17, 2004, the Company delivered materials responsive to Parent's general due diligence requests. In addition, representatives of the Company, Parent and Petrie Parkman met during the week of May 17, 2004 in Dallas, Texas and Calgary, Canada to discuss the Company's business and operations (including the Company's planned exploration and development activities and future exploration and development prospects) and the Company's financial statements as disclosed in its reports filed with the SEC. They also discussed the proposed transaction terms, the timing of the proposed transaction, Parent's ability to finance the proposed transaction and its planned sources of financing. At the same time, representatives of Parent were conducting a legal due diligence review of certain of the Company's material contracts and other pertinent information.

        Reed Smith delivered comments on the draft Merger Agreement to Vinson & Elkins on May 17, 2004. From such time through May 21, 2004, representatives of Parent and the Company, working together with their respective financial and legal advisors, negotiated and finalized the terms of the Merger Agreement and Stockholder Agreements and the other terms of the transaction, and Parent completed its due diligence.

        On May 21, 2004, the Board of Directors of Parent, after discussion, unanimously approved the transaction.

        Also on May 21, 2004, the Board of Directors of the Company met. After discussion and various presentations by its legal and financial advisors, the Board of Directors unanimously approved the transaction.

        Late in the evening of May 21, 2004, Parent, Purchaser and the Company executed the Merger Agreement. Each of the three Stockholder Agreements were also executed. Each of Parent and the Company publicly announced the transaction on Sunday, May 23, 2004.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

  The Merger Agreement.

        THE FOLLOWING IS A SUMMARY OF THE MERGER AGREEMENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE SCHEDULE TO. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE MERGER AGREEMENT. THE MERGER AGREEMENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACES SET FORTH IN "SECTION 7—CERTAIN INFORMATION CONCERNING THE COMPANY."

        The Offer.    The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, and in any event no later than June 2, 2004, and that, subject to the satisfaction of the Minimum Condition, the Competition Act Condition, the Investment Act Condition and certain other conditions that are described in "Section 14—Conditions of the Offer" (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

        Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms and conditions to the Offer, provided that, Purchaser and Parent have agreed that no change in the Offer may be made that (a) changes the form of consideration payable in the Offer, (b) decreases the Offer Price or the number of Shares sought in the Offer, (c) imposes any additional, or modifies in a manner adverse to the holders of Shares, conditions to the Offer described in "Section 14—Conditions of the Offer," (d) changes or waives the Minimum Condition or (e) except as discussed below, extends the Offer beyond the initial Expiration Date of the Offer.

        The Merger Agreement provides that Purchaser may, without the consent of the Company, extend the Offer (i) beyond the scheduled expiration date, which shall be 20 business days following the commencement of the Offer, if, at the scheduled expiration of the Offer, any of the conditions to Purchaser's obligation to accept for payment Shares as described in "Section 14—Conditions of the Offer," shall not be satisfied or waived, (ii) for any period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer or any period required by applicable law, (iii) for one or more periods of up to 20 business days, in the aggregate, beyond the scheduled expiration date if, as of such date, all of the conditions of the Offer are satisfied or have been waived but the aggregate number of Shares tendered and not withdrawn, together with Shares then owned by Purchaser and Parent, is not at least 90% of the then outstanding Shares on a fully diluted basis (provided that, Parent shall be deemed to have waived the conditions to the Offer related to the accuracy of the Company's representations and warranties contained in the Merger Agreement and the non-occurrence of a Company Material Adverse Effect, as well as certain rights to terminate the Merger Agreement, unless the inaccuracy in the Company's representations and warranties or Parent's right to terminate results from any willful or intentional breach of any material obligation of the Company), (iv) for up to two periods (not exceeding ten business days on each occasion) if among other events, there is a disruption in the banking or securities markets of the United States or there has been a commencement of war or armed hostilities or other national or international calamity involving the United States that has a material adverse effect on the banking or securities markets in the United States, in each case at the time the offer is scheduled to expire, and (v) for one or more subsequent offering periods of up to an additional 20 business days in the aggregate in accordance with Rule 14d-11 promulgated under the Exchange Act. In addition, the Merger Agreement also provides that in the event of the failure of one or more of the conditions to the Offer to be satisfied or waived on any date upon which the Offer would otherwise expire, Purchaser shall extend the Offer if such condition could reasonably be expected to be satisfied prior to ten business days following the initial scheduled expiration date of the Offer. Also, in the event that the Competition Act Condition or the Investment Act Condition or the condition regarding actions by governmental entities or third persons challenging the transactions contemplated by the Merger Agreement has not be satisfied, Purchaser shall extend the Offer (but shall not be obligated to do so beyond July 31, 2004) until such conditions are satisfied or waived.

        Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer.    Effective upon the acceptance for payment pursuant to our Offer of any Shares, Parent is entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the election of additional directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser bears to the number of Shares outstanding. The Company shall take all actions necessary to cause Parent's designees to be elected or appointed to the Board, including increasing the size of the Board and/or securing the resignations of incumbent directors (including, if necessary, to ensure that a sufficient number of independent directors are serving on the Board in order to satisfy the NYSE listing requirements). Unless waived in writing by Parent, the Company will, prior to expiration of the offer, deliver to Parent such resignations of directors conditioned upon acceptance of Shares for payment and evidence of the valid election of Parent's designees to the Company's Board conditioned upon acceptance of the Shares for payment to effect the foregoing. At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on May 21, 2004 and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries ("Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on May 21, 2004 will be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Merger.    The Merger Agreement provides that, following the satisfaction or waiver of the conditions to the Merger described below under the caption "Conditions to the Merger," Purchaser will be merged with and into the Company in accordance with the applicable provisions of Delaware Law, and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and the separate corporate existence of Purchaser will cease.

        Certificate of Incorporation and Bylaws.    The Merger Agreement provides that upon consummation of the Merger, the Certificate of Incorporation of the Company, as in effect immediately prior to the Merger, will be the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of Purchaser, as in effect immediately prior to the Merger, will be the Bylaws of the Surviving Corporation.

        Directors and Officers.    Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of Purchaser immediately prior to the Merger will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Merger will be the officers of the Surviving Corporation, in each case until their respective death, resignation or removal or until their respective successors are duly elected and qualified all in accordance with the Certificate of Incorporation of the Surviving Corporation, the Bylaws of the Surviving Corporation and Delaware Law.

        Special Meeting of Stockholders.    Pursuant to the Merger Agreement, the Company shall, acting through the Board as then constituted, if required by applicable law and in accordance with Delaware Law and the Company's Certificate of Incorporation and Bylaws, convene and hold a meeting of its Stockholders as promptly as practicable following the purchase of Shares in the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger and include in the letter to Stockholders, notice of meeting, proxy statement and form of proxy, or the information statement, as the case may be, that may be provided to Stockholders in connection with the Merger, and in any schedules required to be filed with the SEC in connection therewith, the recommendation of the Board that Stockholders vote in favor of the adoption of the Merger Agreement. If Purchaser acquires at least a majority of the voting power of Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other Stockholder votes in favor of the Merger.

        Merger without a Meeting of Stockholders.    The Merger Agreement further provides that, notwithstanding the foregoing, if Purchaser shall acquire at least 90% of the outstanding Shares of each class of capital stock of the Company entitled to vote on the Merger, Parent and the Company agree to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer without a meeting of the Stockholders, in accordance with Section 253 of Delaware Law.

        Conversion of Shares.    Pursuant to the Merger Agreement, each outstanding Share (other than (i) Shares owned by the Company or any wholly owned subsidiary of the Company and by Parent, Purchaser or any subsidiary of Parent, all of which will be canceled without any exchange of consideration, and (ii) Shares owned by Stockholders who did not approve the Merger and have demanded appraisal rights in accordance with Section 262 of Delaware Law) will, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders thereof, be converted into the right to receive an amount in cash without interest (subject to withholding taxes) equal to the Merger Consideration, upon surrender of the certificate representing such Share.

        Conversion of Existing Stock Options and Company Warrants.    Each option to acquire Shares granted under any Company Option Plan or any other agreement (each, a "Company Stock Option" and collectively, the "Company Stock Options") that is not fully vested and exercisable and that is outstanding immediately prior to the consummation of the Offer (the "Acceptance Date"), will automatically become fully vested and exercisable on the Acceptance Date pursuant to the terms of the Company Option Plans without any action on the part of the Company, Parent, Purchaser or the holder of any such Company Stock Option. At the effective time of the Merger ("Effective Time"), each outstanding Company Stock Option and each Company Warrant shall be canceled and shall solely represent the right to receive an amount in cash, without interest, equal to (a) the option or warrant consideration, which is the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Company Stock Option or Company Warrant, multiplied by (b) the aggregate number of Shares into which the applicable Company Stock Option or Company Warrant was exercisable immediately prior to the Effective Time. The payment will be reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such Company Stock Option or Company Warrant.

        The Company has agreed to use its commercially reasonable efforts to cause each Company Stock Option to be amended to permit the Company Stock Options to be treated as described above to the extent such options do not expressly permit such treatment. However, the Company is not permitted to provide any benefit or consideration to the holder of any such Company Stock Option in obtaining such amendment.

        Representations and Warranties.    The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company as to the absence of certain changes or events concerning the Company's business, financial statements, SEC filings, compliance with law, litigation, employee benefit plans, property, intellectual property, environmental matters, regulatory matters, taxes, material contracts, insurance and brokers.

        Covenants.    The Merger Agreement provides that, except as otherwise expressly permitted under the Merger Agreement, during the period from the date of the Merger Agreement through the consummation of the Merger, the Company and each of its subsidiaries will operate their businesses only in the usual and ordinary course consistent with past practice, and the Company and each of its subsidiaries will use their commercially reasonable efforts to preserve intact their respective business organizations, maintain their respective material rights and franchises, retain the services of their respective key employees and preserve relationships with customers, suppliers and other persons with which they have significant business dealings. Subject to certain agreed upon exceptions, the Company must not, and must cause each of its subsidiaries not to, take certain actions, such as:

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  increasing the compensation payable or granting any bonuses to any of its officers, directors, employees or consultants (other than in the ordinary course of business consistent with past practice for individuals who are not officers or directors), entering into or amending any employment, severance, termination or similar agreement with any director, officer, employee or consultant, granting any severance or termination pay, establishing or modifying any benefit plans;

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  declaring, setting aside, or paying any dividend or distribution on shares of its capital stock, other than dividends or distributions payable by any wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

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  redeeming or purchasing any outstanding capital stock of the Company or any of its subsidiaries;

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  effecting any reorganization or recapitalization or splitting, combining or reclassifying any of the capital stock of the Company or any of its subsidiaries;

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  issuing, delivering or selling any capital stock of the Company or any of its subsidiaries (other than upon the exercise of Company Stock Options or Company Warrants outstanding as of May 21, 2004);

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  merging, consolidating, combining or amalgamating with any person or dissolving or liquidating, acquiring or agreeing to acquire any assets, business or person for consideration in excess of $100,000 or for consideration for all such acquisitions in excess of $250,000 (other than purchases of assets from suppliers or vendors in the ordinary course of business consistent with past practice);

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  making any loans, advances and capital contributions to, or investments in, any person, except to any wholly owned subsidiary of the Company or pursuant to existing legal obligations;

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  selling, leasing, disposing or granting any lien with respect to any of its material properties or assets (other than sales of oil and gas in the ordinary course of business consistent with past practice);

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  adopting amendments to its certificate of incorporation or bylaws or other organizational documents;

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  changing any of its methods of or principles of accounting (unless required to comply with generally accepted accounting principles in the United States), making or rescinding any material election relating to taxes or settling any material claim relating to taxes;

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  incurring or guaranteeing any indebtedness other than additional borrowings under existing credit lines not exceeding $3,000,000 and trade payables incurred in the ordinary course of business;

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  except as provided in the Company's existing 2004 capital budget, making or committing to make any capital expenditures in excess of $100,000 in the aggregate;

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  paying, settling or satisfying any claims, liabilities or obligations prior to being due in excess of $25,000, in the aggregate, other than in accordance with the terms of existing agreements;

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  taking any action that could reasonably be expected to result in any representation or warranty contained in the Merger Agreement to become untrue in any material respect;

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  modifying or terminating, or waiving or assigning any material rights or claims, or granting any consent under, any confidentiality agreement relating to an Acquisition Proposal or otherwise under any standstill or similar agreement or failing to enforce as is reasonably practicable any such agreement upon the reasonable request of Parent;

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  entering into, modifying or terminating any material contract, or waiving or assigning any material rights thereunder, except in the ordinary course of business consistent with past practice;

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  entering into any derivative transaction or any fixed-price commodity sales agreement with a duration of more than three months;

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  taking any action to exempt another person from, or make another person not subject to, the provisions of any state takeover statute;

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  consent to or otherwise permit any Transfer (as defined in the Stockholder Agreements) of any Shares by any person party to a Stockholder Agreement, except as permitted by the Stockholder Agreements; or

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  otherwise to take any of the foregoing action.

        No Solicitation.    In the Merger Agreement, the Company has agreed not to, and to cause its subsidiaries and directors, officers, employees and representatives (including consultants, accountants, legal counsel, investment bankers, agents and affiliates) of the Company and its subsidiaries (collectively, "Representatives") to cease any existing solicitations, discussions, negotiations or other activity with any parties that may be ongoing with respect to any Acquisition Proposal (as hereinafter defined). In addition, the Company shall not, nor shall it permit its subsidiaries or Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, any Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any information or data relating to the Company or any of its subsidiaries to, or in response to a request therefor, give access to the assets or the books and records of the Company or its subsidiaries to, any person that has made or, to the knowledge of the Company, may be considering making any Acquisition Proposal or otherwise in connection with an Acquisition Proposal; (iii) grant any waiver or release under any standstill or similar contract relating to the Shares or the Company or its subsidiaries; (iv) withdraw, modify or amend the approval or recommendation of the Offer, the Merger or the Merger Agreement by the Board; (v) approve, endorse or recommend any Acquisition Proposal; (vi) enter into any agreement in principle, arrangement, understanding or contract for any Acquisition Proposal or (vii) take any action to exempt any person (other than Parent or its subsidiaries) or make any such person not subject to the provisions of any state takeover statute.

        An "Acquisition Proposal" is defined as any contract, proposal, offer or indication of interest (whether or not in writing and whether or not delivered to the Stockholders of the Company generally) relating to any of the following (other than the transactions contemplated by the Merger Agreement or the Merger): (i) any merger, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving the Company or its subsidiaries, (ii) the acquisition in any manner, directly or indirectly, of any business that generates 15% or more of the Company's consolidated net revenues, net income or stockholders' equity, or assets representing 15% of the book value of the assets of the Company and its subsidiaries, taken as a whole (or any license, lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect), in each case in a single transaction or a series of related transactions or (iii) any acquisition of beneficial ownership of 15% or more of the Shares or the capital stock of the Company whether in a single transaction or a series of related transactions.

        However, the Company and its Board are not prohibited from engaging in discussions or negotiations with, or furnishing or disclosing any information relating to, the Company or any of its subsidiaries or giving access to the assets or the books and records of the Company or any of its subsidiaries to, any person who, after the date of the Merger Agreement, makes a bona fide written Acquisition Proposal not solicited after the date of the Merger Agreement in violation of the provisions of the Merger Agreement if (i) the Board has (x) acted in good faith and by a majority of the members of its entire Board, (y) determined, after consultation with its legal and financial advisors, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal and (z) determined, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the Stockholders of the Company under applicable laws (in each case, taking into account any adjustments to the terms and conditions of the Merger Agreement, the Offer or the Merger offered in writing by Parent in response to such Acquisition Proposal), and (ii) the Company enters into a confidentiality agreement with such person on terms and conditions no more favorable to such person than those contained in the Confidentiality Agreement and concurrently discloses or makes available the same information to Parent as it makes available to such person.

        A "Superior Proposal" is defined as a bona fide written Acquisition Proposal made by a third party for at least a majority of the voting power of the Company's then outstanding securities or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, if the Board of the

Company determines in good faith by a vote of a majority of the entire Board (based on, among other things, the advice of its independent financial advisors and after consultation with outside counsel), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making such proposal, that such proposal (i) would, if consummated in accordance with its terms, be more favorable, from a financial point of view, to the holders of the Shares than those contemplated by the Merger Agreement (taking into account any adjustments to the terms and conditions of the Merger Agreement, the Offer or the Merger offered in writing by Parent, and the fees and expenses of Parent and break-up fees payable by the Company under the Merger Agreement), (ii) the conditions to the consummation of which are all reasonably capable of being satisfied in a timely manner, (iii) is not subject to any financing contingency or to the extent financing for such proposal is required, that such financing is then committed, and (iv) which was not made in violation of any standstill or similar agreement to which the Company or any of its subsidiaries is a party.

        The Merger Agreement requires that the Company must notify Parent as soon as practicable (but in any event within 24 hours) of any Acquisition Proposal or indication that any person is considering making an Acquisition Proposal and any request for information relating to the Company or any of its subsidiaries or for access to the assets or the books and records of the Company or its subsidiaries by any person that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company shall provide Parent with the identity of such person, a detailed description of such Acquisition Proposal, indication or request and, if applicable, a copy of such Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status and details of any such Acquisition Proposal, indication or request. The Company is required to provide to Parent any information regarding the Company provided to any other person which was not previously provided to Parent.

        Unless the Company terminates the Merger Agreement in accordance with its provisions, the Company shall not approve or recommend, or propose to approve or recommend, any Acquisition Proposal or enter into any agreement in principle or understanding or a contract related to any Acquisition Proposal.

        Nothing contained in the Merger Agreement shall prohibit the Company or the Board from talking and disclosing to its Stockholders a position with respect to an Acquisition Proposal by a third party pursuant to Rule 14d-9, Item 1012(a) of Regulation M-A, and Rule 14e-2(a) promulgated under the Exchange Act or otherwise communicating with its Stockholders to the extent required by law.

        Additionally, the Board may withdraw, modify or amend its recommendation of the Offer, the Merger and the Merger Agreement at any time if it determines, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary obligations to the Stockholders of the Company under applicable laws.

        Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time. In addition, in the Merger Agreement, Purchaser and Parent have agreed that all rights to exculpation and indemnification existing in favor of the present or former directors and officers of the Company as provided in the Company's Certificate of Incorporation or Bylaws, or certain existing indemnification agreements, in each case as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Merger will survive the Merger and continue in full force and effect in accordance with their terms. Parent has agreed to cause Purchaser to maintain in effect for a period of six years after the consummation of the Merger, in respect of acts or omissions occurring prior to such time, policies of directors' and officers' liability insurance. Such policies shall provide coverage no less favorable than that provided for the individuals who are covered by the Company's existing policies. However, Surviving Corporation shall not be required in order to maintain such policies to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain its existing policies (if the annual premium for such insurance shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount). In the event Parent shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent shall either assume the obligation to maintain officers' and directors' liability insurance as described in this paragraph or cause a subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale to assume such obligation.

        Pursuant to the Merger Agreement, the indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not parties to the Merger Agreement).

        Employee Benefit Arrangements.    The Merger Agreement provides that following the consummation of the Merger, the Surviving Corporation will honor in accordance with their terms, the employment, severance, indemnification or similar agreements between the Company and certain employees; provided that, the Merger Agreement shall not preclude Parent or any of its affiliates from having the right to terminate the employment of any employee, with or without cause, or to amend or to terminate any employee benefit plan established, maintained or contributed to by Parent or any of its affiliates.

        Conditions to the Merger.    Pursuant to the Merger Agreement, the parties' obligations to consummate the Merger are subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  unless the Merger is consummated as contemplated by Section 253 of Delaware Law, the Merger Agreement and the Merger shall have been approved by the requisite vote of the Stockholders of the Company in accordance with Delaware Law; provided that, Purchaser and Parent shall have voted all of their Shares in favor of the Merger Agreement and the Merger;

  •
  no provision of any applicable law or orders of any governmental entity of competent jurisdiction which has the effect of making the Merger illegal or shall otherwise restrain or prohibit the consummation of the Merger shall be in effect;

  •
  all consents and approvals of (or filings or registrations with) any governmental entity required in connection with the Merger Agreement shall have been obtained or made, except where the failure to have obtained or made any such consent, approval, filing or registration would not make the Merger illegal or have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be;

  •
  Purchaser shall have accepted for purchase and paid for the Shares tendered pursuant to the Offer.

        Termination.    The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders of the Company):

  (a)
  by mutual written consent of the Company and Parent;

  (b)
  by either the Company or Parent if the Merger has not been consummated on or before November 30, 2004 (the "End Date"); provided that in the event the Merger has not been consummated on or before November 30, 2004 and prior to such date the SEC shall have reviewed or provided comments to the offer documents or the proxy statement, the End Date will be extended to the extent such review or comment process delayed the consummation of the Merger beyond November 30, 2004; provided that in no event will the End Date extend beyond January 31, 2005 (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill any of its material obligations has resulted in the failure to consummate the Merger by such date);

  (c)
  by either the Company or Parent, if there shall be any applicable law that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any final and nonappealable order of a court or governmental agency or authority of competent jurisdiction shall restrain or prohibit the consummation of the Offer or the Merger (unless the party claiming the right to terminate the Merger Agreement under this subsection (c) has not used its commercially reasonable efforts to have such order lifted);

  (d)
  prior to the consummation of the Offer by (x) the Company if there has been a breach by Parent of any representation or warranty of Parent contained in the Merger Agreement which would have a Parent Material Adverse Effect, (y) Parent if there has been a breach of the representations and warranties or covenants or agreements of the Company contained in the Merger Agreement such that the conditions to the Offer described in "Section 14—Conditions of the Offer" would not be satisfied or (z) by the Company if Parent shall not have performed in all material respects each material obligation, agreement and covenant to be performed with by it under the Merger Agreement, and in each of clauses (x), (y) and (z) such breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the terminating party to the other party;

  (e)
  by Parent prior to the consummation of the Offer, if, (i) the Board shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or shall have resolved to do any of the foregoing), (ii) the Company shall have breached in any material respect any of its obligations with respect to the "No Solicitation" obligations described above, (iii) the Board shall have refused to affirm its approval or recommendation of the Merger Agreement, the Offer or the Merger within ten business days of any written request from Parent, (iv) a competing tender or exchange offer constituting an Acquisition Proposal shall have been commenced and the Company shall not have sent holders of the Shares pursuant to Rule 14e-2 promulgated under the Exchange Act (within ten business days after such tender or exchange offer is first published, sent or given (within the meaning of Rule 14e-2 promulgated under the Exchange Act)), a statement disclosing that the Board recommends rejection of such Acquisition Proposal, (v) the Board shall exempt any other person from the provisions of Section 203 of Delaware Law or (vi) the Company or the Board publicly announces its intention to do, or resolves to do, any of the foregoing;

  (f)
  by the Company prior to the consummation of the Offer, if the Board of the Company shall approve, subject to complying with the terms of the Merger Agreement, a Superior Proposal; provided, however, that the Company may not terminate pursuant to this paragraph (f) unless (i) such Superior Proposal did not result from the Company's breach of any of its obligations with respect to the "No Solicitation" obligations described above, (ii) the Board authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice (including any subsequent amendments or modifications), (iii) during the three business day period after the Company's notice (the "Negotiation Period"), (x) the Company shall have offered to negotiate with (and, if accepted, negotiate with), and shall have instructed its financial and legal advisors to offer to negotiate with (and if accepted, negotiate with), Parent to attempt to make such adjustments in the terms and conditions of the Merger Agreement as will enable the Company to proceed with the Merger Agreement (unless the next scheduled expiration date of the Offer is on or before the third business day after the end of the Negotiation Period and the Company does not extend the Offer until such third business day) and (y) the Board shall have determined in good faith, after consultation with its independent financial adviser and outside legal counsel and, after considering the results of such negotiations and the revised proposal made by Parent, if any, that the Superior Proposal giving rise to the Company's notice (including any subsequent amendments or modifications) continues to be a Superior Proposal, (iv) such termination is within three Business Days following the Negotiation Period, if any and (v) no termination pursuant to this paragraph (f) shall be effective unless the Company provides Parent with a written acknowledgement from each party to the Superior Proposal that such party is aware that the Company is obligated to pay a fee as a result of such termination as described below in "Section 10—Background of the Merger; Contacts with the Company; the Merger Agreement and Related Agreements; the Merger Agreement—Effect of Termination" and such party waives any right it may have to contest such payment;

  (g)
  by the Company, if the Offer has not been commenced within seven business days following the date of the Merger Agreement (except as a result of any material breach of the Merger Agreement by the Company) (provided that, such right of termination shall have been exercised by the Company prior to the commencement of the Offer);

  (h)
  by Parent or the Company if as the result of the failure of any of the conditions to the Offer (as described in "Section 14—Conditions of the Offer") the Offer shall have terminated or expired in accordance with its terms (including after giving effect to any extensions, if any) without Purchaser having purchased any Shares pursuant to the Offer (unless the party claiming the right to terminate the Merger Agreement is the party whose failure to fulfill any of its material obligations has resulted in such failure);

  (i)
  by Parent if either the Chief Executive Officer or the Chief Financial Officer of the Company fails to provide the certifications required under Section 302 or Section 906 of the Sarbanes-Oxley Act with respect to any Annual Report on Form 10-K or Quarterly Report on Form 10-Q of the Company required to be filed prior to the consummation of the Offer at the time such report is required to be filed under the Exchange Act; or

  (k)
  by Parent if, (i) on or prior to August 15, 2004, the Company shall have not publicly filed its Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2004, (ii) at any time after the date of the Merger Agreement, there is any material restatement of the Company's consolidated financial statements, or any material change to the Company's previously announced financial results, or (iii) the Company shall have filed with the SEC, or otherwise announced, one or more amendments to a form, report, statement and other documents required to be filed with the SEC in which the Company makes a downward material restatement of the proved Hydrocarbon reserves of the Company and its subsidiaries.

        A "Parent Material Adverse Effect" is any change, effect, event, circumstance or occurrence with respect to the business, condition (financial or otherwise), results of operations, properties, assets, liabilities or obligations of Parent or any of its subsidiaries, that is, or would be reasonably expected to have a material adverse effect on the current or future business, assets, properties, liabilities or obligations, results of operations or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole, or on the ability of Parent to perform in a timely manner its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement.

        A "Company Material Adverse Effect" means any change, effect, event, circumstance or occurrence with respect to the business, condition (financial or otherwise), results of operations, properties, assets, liabilities or obligations of the Company or any of its subsidiaries, that is, or would be reasonably expected to have a material adverse effect on the current or future business, assets, properties, liabilities or obligations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to perform in a timely manner its obligations under the Merger Agreement or consummate the transactions contemplated by the Merger Agreement; provided that, in no event shall any of the following constitute a Company Material Adverse Effect: (i) any change or effect resulting from changes in general economic, regulatory or political conditions, conditions in the United States or worldwide capital markets or any outbreak of hostilities or war (except for any changes referred to in this subclause which, individually or in the aggregate, disproportionately affect the business, assets, properties, liabilities, results of operations or financial condition of the Company and its subsidiaries taken as a whole, as compared to other industry participants), (ii) any change or effect that affects the oil and gas exploration and development industry or exploration and production companies of a similar size to the Company and a majority of whose reserves are natural gas generally (including changes in commodity prices, general market prices and regulatory changes affecting the oil and gas industry or exploration and production companies of a similar size to the Company and a majority of whose reserves are natural gas generally) (except for any changes referred to in this subclause which, individually or in the aggregate, disproportionately affect the business, assets, properties, liabilities, results of operations or financial condition of the Company and its subsidiaries taken as a whole, as compared to other industry participants, and exploration and production companies of a similar size to the Company and a majority of whose reserves are natural gas), (iii) any change in the trading prices or trading volume of the Company's capital stock (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a Company Material Adverse Effect), (iv) any failure by the Company to meet any published revenue or earnings projections (but not any change or effect underlying such failure to the extent such change or effect would otherwise constitute a Company Material Adverse Effect), (v) any change or effect resulting from the announcement or pendency of the Merger Agreement, the Offer, the Merger or the other transactions contemplated hereby (except in limited circumstances) or (vi) any change or effect resulting from a change in the laws applicable to the Company or any of its subsidiaries.

        Effect of Termination.    In the event of the termination of the Merger Agreement, the Merger Agreement, but not the Confidentiality Agreement, shall become void and of no effect, and there shall be no liability on the part of any party to the other party thereto (or any stockholder or Representative of such party); provided that, if such termination shall result from the willful (i) failure of any party to fulfill a condition to the performance of the obligations of another party, (ii) failure of a party to perform a material covenant hereof or (iii) breach by any party thereto of any representation or warranty or agreement contained therein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such willful failure or breach.

        Fees.    Except as otherwise described in the next sentence, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense. The Company will pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent, $11 million if the Merger Agreement is terminated for certain reasons, including, among others, if the Board shall have failed to recommend or shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended or entered into, or publicly announced its intention to enter into, an agreement with respect to a Superior Proposal. Any amounts payable as described above shall be payable within 90 days after termination of the Merger Agreement or upon consummation of an Acquisition Proposal.

        In addition, the Company will also be required to pay to Parent the termination fee described above if (i) the Merger Agreement is terminated as a result of the failure of any of the conditions to the Offer, (ii) at the time of termination the Minimum Condition has not been satisfied, (iii) an Acquisition Proposal existed or had been previously announced and (iv) prior to the nine-month anniversary of such termination, the Company or any of its subsidiaries consummates any Acquisition Proposal. Any amounts payable will be payable concurrently with the consummation of an Acquisition Proposal

  Stockholder Agreements.

        THE FOLLOWING IS A SUMMARY OF THE STOCKHOLDER AGREEMENTS. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE STOCKHOLDER AGREEMENTS, WHICH ARE INCORPORATED HEREIN BY REFERENCE, AND COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE SCHEDULE TO. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE STOCKHOLDER AGREEMENTS. THE STOCKHOLDER AGREEMENTS MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACES SET FORTH IN "SECTION 7—CERTAIN INFORMATION CONCERNING THE COMPANY."

        As an inducement to Parent and Purchaser's entering into the Merger Agreement and incurring the liabilities therein, the Supporting Stockholders, who have voting power and dispositive power with respect to an aggregate of 6,399,201 Shares, representing approximately 41% of the Shares issued and outstanding on May 21, 2004, each entered into a Stockholder Agreement with Parent and Purchaser. Pursuant to the Stockholder Agreements, each Supporting Stockholder has agreed to tender and sell all Shares owned by it into the Offer promptly. Each Supporting Stockholder has also agreed, subject to certain conditions, to not withdraw any Shares that have been tendered in connection with the Offer so long as there is no decrease in the Offer Price and the Offer Price is payable in cash.

        Each Supporting Stockholder has agreed that, prior to the Trigger Date (as defined below), such Supporting Stockholder shall not cause or permit any Transfer (as defined below) of any of the Subject Securities (including the Shares and the Company Warrants) owned by such Supporting Stockholder to be effected except to Purchaser in connection with the Offer or pursuant to certain contractual arrangements existing on May 21, 2004. For a period of ten months following the Trigger Date, each Stockholder has agreed to not cause or permit any Transfer of any of the Subject Securities owned by such Supporting Stockholder to be effected unless the person to whom such Subject Securities are Transferred shall have executed a counterpart to the Stockholder Agreement and agreed to hold such Subject Securities subject to the terms and provisions thereof. For purposes of the Stockholder Agreement, a "Transfer" shall be deemed to have been effected with respect to a security if such Supporting Stockholder directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers, distributes or disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; (iii) grants any proxy, power-of-attorney or other authorization or consent with respects to any such security or any interest therein; (iv) deposits any such security or any interest therein into a voting trust, or enters into a voting agreement or arrangement with respect to any such security or any interest therein; or (v) takes any other action that would in any way materially restrict, limit or interfere with the performance of the Supporting Stockholder's obligations under the Stockholder Agreement or the transactions contemplated thereby. The Supporting Stockholders have also agreed during the term of the Stockholder Agreement to not deposit any of the Subject Securities into a voting trust and to not grant any proxy, or enter into any voting agreement or similar agreement with respect to such Subject Securities other than pursuant to any arrangement existing on May 21, 2004.

        If the Merger Agreement is terminated as a result of the termination rights described in paragraphs (e), (f) or (h) of "—The Merger Agreement—Termination" (in the case of paragraph (h), only if the Minimum Condition had not been satisfied and an Acquisition Proposal existed or had been previously announced prior to the termination of the Merger Agreement) and within nine months following such termination the Supporting Stockholder (A) receives consideration in respect of some or all of the Subject Securities in connection with the consummation of an Acquisition Proposal or (B) makes a bona fide sale of some or all of its Subject Securities to a third party, such Supporting Stockholder agrees to pay Parent an amount in immediately available funds by wire transfer to a bank account designated by Parent equal to the Sharing Percentage (as defined below) for such Supporting Stockholder multiplied by the difference between (i) the aggregate fair value of the consideration received by the Stockholder pursuant to such Acquisition Proposal or third party sale, as applicable, and (ii) the aggregate cash consideration that would have been received by the Supporting Stockholder pursuant to the Offer based on the initial Offer Price of $10.60 per share with respect to the Subject Securities sold in connection with such Acquisition Proposal or third party sale, as applicable (or in the case of Subject Securities other than common stock of the Company, the amount of cash consideration that would have been received had such Subject Securities been exercised for common stock of the Company prior to the expiration of the Offer net of the applicable exercise price). In addition, if the Supporting Stockholder makes a bona fide sale of some or all of its Subject Securities to a third party at a time when the Company is then a party to an agreement that provides for an Acquisition Proposal (which agreement has not then been terminated pursuant to its terms), then if such Acquisition Proposal is consummated (or if that Acquisition Proposal is not consummated because another Acquisition Proposal supplants that Acquisition Proposal because the Company determines such Acquisition Proposal is superior, then if such subsequent Acquisition Proposal is consummated) within nine months following the termination of the Merger Agreement, the Supporting Stockholder shall pay to Parent an amount equal to the Sharing Percentage for such Supporting Stockholder multiplied by the difference between (i) the aggregate fair value of the consideration that would have been received by the Supporting Stockholder pursuant to such Acquisition Proposal in respect of the Subject Securities that were sold in such bona fide sale to a third party and (ii) the aggregate fair value of the consideration received by such Supporting Stockholder in connection with such bona fide sale. For purposes of the Stockholder Agreements, the "Sharing Percentages" are 30.78% with respect to each of WIC and WILP and 100% with respect to DSP.

        Each Supporting Stockholder has agreed until the Trigger Date, subject to certain circumstances, (i) to appear at any meeting of Stockholders or to otherwise cause their Shares to be counted as present at any meeting of Stockholders for purposes of establishing a quorum, (ii) to vote or cause all Shares owned by such Supporting Stockholder to be voted in favor of the approval and adoption of the Merger Agreement and the approval of the Merger, and (iii) to vote or cause all Shares owned by such Supporting Stockholder to be voted against (1) any Acquisition Proposal (other than one by Parent or Purchaser) and (2) any amendment to the Company's certificate of incorporation or bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of the Stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreement or to deprive Parent or Purchaser of any material portion of the benefits anticipated by Parent or Purchaser to be received from the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreement, or change in any manner the voting rights of the common stock of the Company presented to the Stockholders or in respect of which vote or consent of the Stockholders is requested or sought.

        Each Supporting Stockholder has agreed that prior to the Trigger Date such Supporting Stockholder shall not, nor shall such Supporting Stockholder authorize or permit any representative of the Supporting Stockholder to, directly or indirectly take any action prohibited by the covenant described under "—The Merger Agreement—No Solicitation." Such obligation shall apply to such Supporting Stockholder solely in their capacity as a stockholder of the Company and not in any capacity as an officer or director of the Company.

        For purposes of the Stockholder Agreements, the "Trigger Date" shall mean the earliest of (a) the date upon which the Merger Agreement is validly terminated pursuant to the terms thereof; (b) the date on which Parent or Purchaser shall have purchased and paid for all of the Subject Securities; (c) the Effective Time; (d) the date upon which the Merger Agreement is amended to reduce the Offer Price or in any other manner adverse in any material respect to the Supporting Stockholder; and (e) the End Date. Each of the Stockholder Agreements shall automatically terminate and be of no further force and effect on the Trigger Date; provided, however, that the provisions of the Stockholder Agreements related to the payment of some or all of the value of the consideration received in connection with certain sales of the Subject Securities following the termination of the Merger Agreement described above shall survive for a period of ten months following the termination of the Stockholder Agreements.

  Confidentiality Agreement

        THE FOLLOWING IS A SUMMARY OF THE CONFIDENTIALITY AGREEMENT, DATED AS OF FEBRUARY 23, 2004 (THE "CONFIDENTIALITY AGREEMENT"), BETWEEN THE COMPANY AND PARENT. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CONFIDENTIALITY AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE, AND A COPY OF WHICH HAS BEEN FILED WITH THE SEC AS AN EXHIBIT TO THE SCHEDULE TO. THE CONFIDENTIALITY AGREEMENT MAY BE EXAMINED AND COPIES MAY BE OBTAINED AT THE PLACES SET FORTH IN "SECTION 7—CERTAIN INFORMATION CONCERNING THE COMPANY."

        Pursuant to the Confidentiality Agreement, each of Parent and the Company has agreed that the Information (as defined below) will be used solely for the purpose of evaluating a possible business combination of Parent and the Company, and unless and until the parties have completed a negotiated transaction pursuant to a definitive agreement, such Information will be kept confidential by both parties and their advisors. However, Parent and the Company may disclose the Information to representatives who need to know such information for the purpose of evaluation a possible business combination transaction.

        The term "Information" is defined in the Confidentiality Agreement to mean any information, which may be confidential, secret or proprietary in nature, obtained from the other party in the evaluation and investigation of a potential business combination transaction, but excludes any information which (i) is or becomes generally available to and known by the public (other than as a result of an un-permitted disclosure by any party or their representatives), (ii) is or becomes available to any party on a non-confidential basis from a source other than the other party or their representatives, so long as such source is not bound by an obligation to keep such information confidential or (iii) is independently acquired or developed by the party without violating the Confidentiality Agreement.

        The Company and Parent have agreed that, until February 23, 2005, neither party will knowingly solicit the employment of any employee of the other party or any of its affiliates as a result of the investigation or due diligence with respect to a possible business combination transaction. However, neither party is prevented from hiring any of the other party's employees who respond to any general solicitations for employment directed to the industry or public as a whole or who contact such party regarding employment without solicitation of such employee.

        The Company and Parent have also agreed that, until February 23, 2005, neither party will, without the prior written approval of the other party (i) in any manner acquire, agree to acquire or make any proposal to acquire any securities or assets of the other party, or any of its subsidiaries, (ii) propose to enter into any merger or other business combination involving the other party or any of its subsidiaries; (iii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the other party or its subsidiaries, (iv) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other party, (v) disclose any intention, plan or arrangement inconsistent with the foregoing or (vi) advise, encourage, provide assistance to or hold discussions with any other persons in connection with any of the foregoing.

SECTION 11. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER AND THE MERGER

        Purpose of the Offer.    The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Pursuant to the Merger, each then outstanding Share (other than Shares owned by Purchaser, Parent or any subsidiary of Parent or the Company or any wholly owned subsidiary of the Company) will be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent.

        Approval of the Merger Agreement.    Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares is required to adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board has unanimously determined that each of the Offer and the Merger is advisable to, and in the best interests of, the Company and the holders of Shares, has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (such approval and adoption having been made in accordance with Delaware Law, including, without limitation, Section 203 thereof), and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Unless the Merger is consummated pursuant to the short-form merger provisions under Delaware Law described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the adoption of the Merger Agreement without the affirmative vote of any other Stockholder (subject to applicable law).

        In the Merger Agreement, the Company, acting through the Board as then constituted, has agreed to convene and hold a meeting of its Stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, if such action is required by Delaware Law in order to consummate the Merger. Purchaser and Parent have agreed that all Shares owned by them and their subsidiaries will be voted in favor of the Merger and the adoption of the Merger Agreement (subject to applicable law).

        Election of Directors.    The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, Parent will be entitled to designate representatives to serve on the Board in proportion to Purchaser's ownership of Shares following such purchase. See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements—Appointment after Acceptance for Payment of Shares Tendered in the Offer." Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

        Short-Form Merger.    Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the holders of Shares. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer and a vote of the holders of Shares is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, Stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of Delaware Law ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting Stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern" to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Offer Price.

        Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration. In this regard, Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including Petrie Parkman) are not necessarily opinions as to "fair value" under Section 262.

        The foregoing summary of the rights of dissenting Stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any dissenters' rights under Delaware Law. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Delaware Law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PURCHASE PRICE PAID IN THE OFFER THEREFOR.

        Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority Stockholders in such transaction be filed with the SEC and disclosed to Stockholders prior to consummation of the transaction.

        Purchase of Shares After the Expiration Date.    Parent, Purchaser or an affiliate of Parent may, following the consummation or termination of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they shall determine, which may be more or less than the price paid in the Offer.

        Plans for the Company.    It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued by the Company substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to maximizing the Company's potential in conjunction with Parent's businesses.

        Parent has previously announced plans to dispose of at least $100 million of non-strategic assets in the U.S. and Canada, primarily from its existing portfolio. The asset dispositions are anticipated to be completed by year-end. While Parent has not made a determination to sell any specific assets of the Company at this time, as part of Parent's plans to sell non-strategic assets, Parent may elect to sell certain of the Company's assets.

        Within 30 days following consummation of the Offer, the Company is required to make offers to repurchase $125 million principal amount of 9 1/2% Senior Subordinated Notes due 2007 of the Company at 101% of the aggregate principal amount thereof, plus accrued interest. These notes may be redeemed at a current price of 101.584% of the principal amount thereof, plus accrued interest. Additionally, consummation of the Offer would be an event of default under the Company's credit facility and would entitle Union Bank of California, the agent under the facility, to declare amounts outstanding under the facility immediately due and payable. As of March 31, 2004, there was approximately $35.4 million outstanding under the Company's credit facility. Any such amounts payable would expect to be funded through borrowings under Parent's credit facilities or the incurrence of additional indebtedness.

        Except as indicated in this Offer to Purchase, Parent does not have any current plans or proposals which relate to or would result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, relocation of any operations of the Company or any of its subsidiaries other than as currently contemplated by the Company, (ii) other than any asset sales permitted under the Merger Agreement, any purchase, sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, (iii) any material change in the Company's present indebtedness, capitalization or dividend policy, (iv) any other material change in the Company's corporate structure or business, (v) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (vi) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

SECTION 12. DIVIDENDS AND DISTRIBUTIONS

        The Merger Agreement provides that the Company shall not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent:

  •
  issue, deliver or sell or authorize the issuance, delivery or sale of any shares of any class of capital stock of the Company or any subsidiary, or any security, convertible or exercisable for either of the foregoing (other than upon the exercise of Company Stock Options or Company Warrants outstanding on the date of the Merger Agreement or upon the expiration of any restrictions upon the issuance of any grant existing on the date of the Merger Agreement of restricted stock or bonus stock pursuant to existing benefit plans or periodic issuances of Shares under existing benefit plans);

  •
  modify or amend the terms of any outstanding capital stock of the Company or any of its subsidiaries or any security convertible or exercisable for any of the foregoing;

  •
  except as otherwise permitted by the Merger Agreement, enter into or announce any agreement or understanding with respect to the sale, voting, registration or repurchase of any class of capital stock of the Company or any of its subsidiaries or any security convertible or exercisable for any of the foregoing;

  •
  sell, transfer, lease or otherwise dispose of, or grant any lien with respect to, any of the material properties or assets of the Company or any of its subsidiaries (except for sales of oil and gas in the ordinary course of business consistent with past practice);

  •
  declare, set aside or pay any dividend on, or make any other distribution in respect of any outstanding class of capital stock of the Company or any of its subsidiaries or any security convertible or exercisable for any of the foregoing (except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company);

  •
  directly or indirectly redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any outstanding class of capital stock of the Company or any of its subsidiaries or any security convertible or exercisable for any of the foregoing (except pursuant to existing obligations); or

  •
  effect any reorganization or recapitalization or split, combine or reclassify any of the capital stock of the Company or any of its subsidiaries.

        See "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements—the Merger Agreement—Covenants."

SECTION 13. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR SHARES, NYSE LISTING, MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

        The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Parent intends to cause the delisting of the Shares by the NYSE following consummation of the Merger and may seek to cause such delisting following consummation of the Offer.

        NYSE Listing.    As depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE's published guidelines, the Shares would not be eligible to be included for listing if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent twelve months is less than 100,000 Shares, (iii) the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more) fell below 600,000, (iv) the Company's total global market capitalization was less than $50 million and total shareholders' equity were less than $50 million, (v) the Company's average global market capitalization over a consecutive 30-trading-day period was less than $15 million or (vi) the average closing price per Share was less than $1.00 over a consecutive 30-trading-day period. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE (or any other national exchange on which the Shares are listed) for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the Nasdaq Stock Market or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with Stockholders' meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NYSE reporting. Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. The Company will be obligated to continue to make filings with the SEC pursuant to the indenture governing its publicly-held debt securities.

        Margin Regulations.    The Shares are currently "margin securities," as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

SECTION 14. CONDITIONS OF THE OFFER

        The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions.

        Notwithstanding any other provision of the Offer, Parent and Purchaser shall not be required to accept for payment or purchase or pay for any Shares, may postpone the acceptance for Shares tendered pursuant to the Offer, and may extend or terminate the Offer, in each case in accordance with the Merger Agreement, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the Competition Act shall have not expired, an advance ruling certificate pursuant to Section 102 of the Competition Act shall not have been issued by the Commissioner or a "no action" letter shall have not been issued by the Commissioner indicating that the Commissioner will not make an application for an order under Section 92 of the Competition Act, (iii) the Investment Review Division of Industry Canada has not confirmed that the investment by Parent in the Company's Canadian business is not reviewable under the Investment Canada Act and the investment has not been approved by the Investment Review Division of the Investment Canada Act, or (iv) at any time on or after the date of the Merger Agreement and prior to acceptance of Shares by Purchaser pursuant to the Offer, any of the following conditions shall exist:

  (a)
  there shall be instituted or pending any action or proceeding by any governmental entity (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Parent or Purchaser or the consummation of the Merger, (ii) seeking to obtain damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger Agreement, including Offer, the Merger or the Stockholder Agreements, (iii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iv) seeking to impose or confirm material limitations on the ability of Parent, Purchaser or any of Parent's other subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Parent, Purchaser or any of Parent's other subsidiaries or affiliates on all matters properly presented to the Company's Stockholders, (v) seeking to require divestiture by Parent, Purchaser or any of Parent's other subsidiaries or affiliates of any Shares, (vi) seeking to compel Parent or any of its subsidiaries to dispose of or hold separate any material portion of (x) the business, assets or properties of the Company and its subsidiaries, taken as a whole, or (y) the business, assets or properties of Parent and its subsidiaries, taken as a whole, or (vii) that otherwise, in the good faith judgment of Parent, has a Company Material Adverse Effect or a Parent Material Adverse Effect; or

  (b)
  there shall be any action taken, or any law or order enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, or there shall be instituted or pending any action or proceeding by any person before any governmental entity, that in either case, in the good faith judgment of Parent, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

  (c)
  since December 31, 2003 there has been any event, occurrence or development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or

  (d)
  the Board shall have failed to recommend, or shall have withdrawn or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to a Superior Proposal (or shall have resolved to do any of the foregoing); or

  (e)
  (i) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers set forth therein), as of the date of the Merger Agreement and as of such latter date, other than such representations and warranties that are made as of a specified date, which representations and warranties shall not have been true and correct as of such date, except where the failure or failures, individually or in the aggregate, of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) any of the representations and warranties of the Company regarding the Company's authority to engage in the transaction, the Company's capitalization and certain payments made by the Company shall not be true and correct (without giving effect to materiality or Company Material Adverse Effect qualifications set forth therein), as of the date of the Merger Agreement and as of such latter date, other than such representations and warranties that are made as of a specified date, which representations and warranties shall not have been be true and correct as of such date in all material respects, or (iii) the Company shall not have performed in all material respects each obligation, agreement and covenant to be performed by it under the Merger Agreement; or

  (f)
  at least 95% of the issued and outstanding Company Stock Options shall have been amended to permit the conversion thereof as contemplated by the Merger Agreement; or

  (g)
  the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (other than the Minimum Conditions) are for the sole benefit of Purchaser and Parent and may, subject to the terms of the Merger Agreement, be waived by Purchaser or Parent in whole or in part at any time and from time to time in their discretion; provided that all such conditions shall be deemed to be satisfied or waived upon Purchaser's acceptance of Shares for payment pursuant to the Offer. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the consummation of the Merger.

        A public announcement will be made of a material change in, or waiver of, such conditions to the extent required under the Exchange Act, and the Offer will be extended in connection with any such change or waiver to the extent required by such rules.

SECTION 15. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

        General.    Based upon its examination of publicly available information with respect to the Company and the review of certain information furnished by the Company to Parent and discussions between representatives of Parent with representatives of the Company during Parent's investigation of the Company (see "Section 10—Background of the Offer; Contacts with the Company; the Merger Agreement"), neither Purchaser nor Parent is aware of (i) any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is Purchaser's current intention to seek such approval or action. Purchaser does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to Purchaser's right to decline to purchase Shares if any of the conditions described in "Section 14—Conditions of the Offer" shall have occurred). However, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Purchaser or Parent or that certain parts of the businesses of the Company, Purchaser or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this "Section 15—Certain Legal Matters and Regulatory Approvals." See "Section 14—Conditions of the Offer" for certain conditions of the Offer.

        Delaware Law.    The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of Delaware Law prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On May 21, 2004, prior to the execution of the Merger Agreement, the Board by unanimous vote of all directors present at a meeting held on such date, approved the Merger Agreement and determined that each of the Offer and the Merger and the transactions contemplated by the Stockholder Agreements is advisable to, and in the best interests of, the Company and the Stockholders. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

        State Takeover Statutes.    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

        The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "Section 14—Conditions of the Offer."

        Competition Act.    The transaction is a "notifiable transaction" for purposes of Part IX of the Competition Act, and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner. The waiting period is either 14 or 42 days from the time a complete notification is provided to the Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Parent intends to apply to the Commissioner for an advance ruling certificate in respect of the Offer and the Merger as soon as practicable following commencement of the Offer. It is a condition of the Offer that the required waiting period shall have expired or been earlier terminated or the Commissioner shall have issued an advance ruling certificate or an appropriate "no-action" letter. See "Section 1—Terms of the Offer; Expiration Date" and "Section 14—Conditions of the Offer."

        Investment Canada Act.    The transaction could be a "reviewable transaction" for purposes of the Investment Canada Act if the Company's Canadian business constitutes an oil or gas pipeline transportation business. The Company provides pipeline transportation for third parties; however, because this aspect of the Company's Canadian business is considered by Parent to be de minimus, Parent intends to seek confirmation from the Investment Review Division of Industry Canada that the investment by Parent in the Canadian business of the Company is not reviewable. This request for confirmation is intended to be made as soon as practicable following commencement of the Offer and is expected to be responded to within approximately 7 days of the request. Failing receipt of confirmation that the investment by Parent is not reviewable, Parent shall file with Industry Canada an application for review of the investment by Parent in the Company's Canadian business. It is a condition of the Offer that the Investment Review Division of Industry Canada shall have confirmed that the investment by Parent in the Company's Canadian business is not reviewable under the Investment Canada Act or the investment has been approved by the Investment Review Division of Industry Canada. See "Section 1—Terms of the Offer; Expiration Date" and "Section 14—Conditions of the Offer."

SECTION 16. FEES AND EXPENSES

        Purchaser and Parent have retained Georgeson Shareholder Communications Inc. to be the Information Agent and Mellon Investor Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Except as described above, neither Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to this Offer to Purchase. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

SECTION 17. MISCELLANEOUS

        The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

        Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Purchaser and Parent have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "Section 7—Certain Information Concerning the Company."

TWOCO ACQUISITION CORP.

Dated: May 28, 2004

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS
AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER(1)(2)

1.     DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

        The following table sets forth the name, current business address and current principal occupation or employment, and material occupations, positions, offices or employments thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is c/o Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202. Each such person is a citizen of the United States, except for William L. Britton who is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

NAME AND BUSINESS ADDRESSES	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
Cortlandt S. Dietler Director since 1996 TransMontaigne Inc. 1670 Broadway, Suite 3100 Denver, CO 80202	Mr. Dietler has served as Chairman of the Board of TransMontaigne Inc., an independent provider of supply chain management for fuel, since April 1995. He served as Chief Executive Officer of TransMontaigne Inc. from April 1995 to October 1999. Mr. Dietler is a director of Hallador Petroleum Company and Cimarex Energy Co. He is the Chairman of Parent's Compensation Committee and Nominating and Corporate Governance Committee.
Dod A. Fraser Director since 2000 Sackett Partners Incorporated 70 West Red Oak Lane White Plains, NY 10604-3602
Mr. Fraser has served as President of Sackett Partners Incorporated, a consulting company for not-for-profit entities since 2000. Mr. Fraser is a Director of Terra Industries Inc. Mr. Fraser served as Managing Director and Group Executive of the global oil and gas group of Chase Securities, Inc., a subsidiary of The Chase Manhattan Bank, from 1995 to 2000 and prior thereto, was a General Partner of Lazard Freres & Co. Mr. Fraser serves as Chairman of Parent's Audit Committee and is a member of Parent's Nominating and Corporate Governance Committee.
Patrick R. McDonald Director since 2004 Nytis Exploration Company 1143 Auraria Parkway, Suite 501 Denver, CO 80204
Mr. McDonald is Chief Executive Officer, President and Director and founder of Nytis Exploration Company, an oil and gas exploration company. From 1998 to October 2003, Mr. McDonald served as President and Chief Executive Officer and Director of Carbon Energy Corporation, an exploration and production company that was acquired, and its predecessor company. Prior thereto, from 1987 to 1997, he served as Chairman, Chief Executive Officer and President and founder of Interenergy Corporation, a natural gas gathering, processing and marketing company. Mr. McDonald is a member of Parent's Audit Committee.

Forrest E. Hoglund Chairman of the Board since 2003 Director since 2000 Hoglund Interests 333 Clay Street, Suite 1325 Houston, TX 77002
Mr. Hoglund has served as Parent's non-executive Chairman of the Board since September 30, 2003. Mr. Hoglund is Chairman and Chief Executive Officer of Arctic Resources Company, Ltd., a company engaged in activities to build a natural gas pipeline from Alaska to the contiguous United States. He served as Chairman of the Board of EOG Resources Inc. from September 1987 to August 1999 and President of EOG Resources Inc. from May 1990 to 1996. Mr. Hoglund serves as Chairman of Parent's Executive Committee and is a member of Parent's Compensation Committee.
James H. Lee Director since 1991 Lee, Hite & Wisda, Ltd. 5005 Woodway, Suite 375 Houston, TX 77056
Mr. Lee has served as the Managing General Partner of Lee, Hite & Wisda Ltd., an oil and gas consulting firm, since 1984. Mr. Lee is a Director of Frontier Oil Corporation. He is a member of Parent's Audit Committee and Executive Committee.
William L. Britton Director since 1996 Bennett Jones L.L.P. 855 - 2nd Street, S.W., Suite 4500 Calgary, Alberta T2P 4K7 Canada
Mr. Britton has been a partner in the law firm of Bennett Jones LLP since 1962 and served as Managing Partner and Chairman of Bennett Jones LLP from 1981 to 1997. Mr. Britton is Vice Chairman and Lead Director of ATCO Ltd. and Canadian Utilities Limited, and is a Director of Akita Drilling Ltd., ATCO Gas and Pipelines Ltd., Barking Power Limited, Thames Power Limited, Hanzell Vineyards Limited and the Denver Broncos Football Club. He is a member of Parent's Nominating and Corporate Governance Committee.
H. Craig Clark President and Chief Executive Officer Director since 2003
Mr. Clark has served as Parent's President and Chief Executive Officer, and as a director since July 31, 2003. Mr. Clark joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Previously, Mr. Clark was employed by Apache Corporation in Houston Texas, an independent energy company, from 1989 to 2001. He served in various management positions during this period, including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of ProEnergy, an affiliate of Apache.
David H. Keyte Executive Vice President and Chief Financial Officer
Mr. Keyte has served as Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as Parent's Vice President and Chief Financial Officer from December 1995 to November 1997 and Parent's Vice President and Chief Accounting Officer from December 1993 to December 1995.

Cecil N. Colwell Senior Vice President—Worldwide Drilling
Mr. Colwell has served as Parent's Senior Vice President—Worldwide Drilling since May 2004. Prior to that, Mr. Colwell served as Parent's Vice President—Drilling and from 1988 to 2000 he served as Parent's Drilling Manager.
Forest D. Dorn Senior Vice President—Corporate Services
Mr. Dorn has served as Senior Vice President—Corporate Services since December 2000. He served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.
Leonard C. Gurule Senior Vice President—Alaska
Mr. Gurule has served as Senior Vice President—Alaska since joining Parent on September 22, 2003. Between 2000 and September 2003, Mr. Gurule served on the boards of several local community and non-profit organizations and managed his own investment portfolio. From 1987 to 2000, he served in various capacities at Atlantic Richfield Co., including Chairman of the Board and Chief Executive Officer of Virginia Indonesia, a company owned by ARCO, and manager of ARCO's Prudhoe Bay operations and construction activities, engineering support to ARCO's Alaskan exploration activities and petroleum engineering support to ARCO's Kuparuk field.
James W. Knell Senior Vice President
Mr. Knell has served as Senior Vice President—since April 2004. From December 2000 until April 2004, Mr. Knell served as Parent's Senior Vice President—Gulf Coast Region. Mr. Knell served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.
John F. McIntyre III Senior Vice President—International
Mr. McIntyre has served as Senior Vice President—International since May 2003. Prior to that from September 1998 to April 2003, he served as Senior Vice President of Forest Oil International Corporation, one of Parent's wholly owned subsidiaries. Prior to joining Forest in September 1998, he served as Joint Venture Manager for YPF, an oil and gas company in Argentina.
J.C. Ridens Senior Vice President—Gulf Coast
Mr. Ridens has served as Parent's Senior Vice President—Gulf Coast since April 2004. From 2001 to 2004, Mr. Ridens was employed by Cordillera Energy Partners, LLC, as Vice President of Operations and Exploitation. From 1996 to 2001, he served in various capacities with Apache Corporation.

Newton W. Wilson III Senior Vice President—General Counsel and Secretary
Mr. Wilson has served as Senior Vice President—General Counsel and Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He served in various capacities at Union Texas Petroleum Holdings, Inc. from 1993-1998, and was President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998.
Matthew A. Wurtzbacher Senior Vice President—Corporate Planning and Development
Mr. Wurtzbacher has served as Senior Vice President—Corporate Planning and Development since May 2003. From December 2000 to May 2003, he served as Parent's Vice President—Corporate Planning and Development and from June 1998 to December 2000, he served as Manager—Operational Planning and Corporate Engineering.
Joan C. Sonnen Vice President—Controller and Chief Accounting Officer
Ms. Sonnen has served as Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and has served as Parent's Controller since December 1993.
R. Scot Woodall Vice President—Western United States
Mr. Woodall has served as Vice President—Western United States business unit since March 2004. Mr. Woodall joined Forest in October 2000 and previously served as Production and Engineering Manager for the Western Region. From 1992 to September 2000 he served as Operations and Engineering Manager—Rocky Mountain Division, at Santa Fe Synder Corporation.

2.     DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

        The directors of Purchaser are David H. Keyte and Newton W. Wilson III, and the executive officers of Purchaser are Mr. Keyte, President, Mr. Wilson, Vice President and Secretary, and Joan C. Sonnen, Vice President.

        Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted.    The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each Stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Mellon Investor Services LLC Reorganization Department P.O. Box 3301 South Hackensack, NJ 07606	(201) 296-4293 To Confirm Facsimile Transmissions: (For Eligible Institutions Only) (201) 296-4860	Mellon Investor Services LLC Reorganization Department 85 Challenger Road Mail Stop—Reorg Ridgefield Park, NY 07660
By Hand:
Mellon Investor Services LLC Reorganization Department 120 Broadway, 13th Floor New York, NY 10271

        Questions or requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers listed below, and additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A Stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street—10th Floor
New York, NY 10004
Banks and Brokers Call (212) 440-9800
All others call Toll-Free (800) 733-8405

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IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER(1)(2)